--------------------------------------------------------------------------------
SEC 1746 (2-98)     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
                    INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
                    RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
                    CONTROL NUMBER.
--------------------------------------------------------------------------------

                                                  ------------------------------
                                                          OMB APPROVAL

                                                  OMB Number:          3235-0145
                                                  Expires:      October 31, 2002
                                                  Estimated average burden
                                                  hours per response........14.9
                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                             Ebiz Enterprises, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    278717103
            --------------------------------------------------------
                                 (CUSIP Number)
                                  Keith L. Pope
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 19, 2000
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box. [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  278717103
          -----------------


--------------------------------------------------------------------------------
   1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      CALDERA SYSTEMS, INC., A DELAWARE CORPORATION; 87-0617393
--------------------------------------------------------------------------------
   2  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC Use Only

--------------------------------------------------------------------------------
   4  Source of Funds (See Instructions)

      WC
--------------------------------------------------------------------------------
   5  Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
   6  Citizenship or Place of Organization

      DELAWARE
--------------------------------------------------------------------------------
                      7   Sole Voting Power

                          -0-
                      ----------------------------------------------------------
     Number of        8   Shared Voting Power
       Shares
    Beneficially          7,407,424
      Owned by        ----------------------------------------------------------
        Each          9   Sole Dispositive Power
     Reporting
       Person             4,000,000
        With          ----------------------------------------------------------
                      10  Shared Dispositive Power

                          -0-
--------------------------------------------------------------------------------
  11  Aggregate Amount Beneficially Owned by Each Reporting Person

      7,407,424 (SEE RESPONSES TO ITEMS 4 AND 5)
--------------------------------------------------------------------------------
  12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
  13  Percent of Class Represented by Amount in Row (11)

      87.2%
--------------------------------------------------------------------------------
  14  Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

CUSIP No.  278717103
          -----------------


--------------------------------------------------------------------------------
   1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      RANSOM H. LOVE
--------------------------------------------------------------------------------
   2  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC Use Only

--------------------------------------------------------------------------------
   4  Source of Funds (See Instructions)

      N/A
--------------------------------------------------------------------------------
   5  Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
   6  Citizenship or Place of Organization

      UNITED STATES
--------------------------------------------------------------------------------
                      7   Sole Voting Power

                          -0-
                      ----------------------------------------------------------
     Number of        8   Shared Voting Power
       Shares
    Beneficially          7,407,424
      Owned by        ----------------------------------------------------------
        Each          9   Sole Dispositive Power
     Reporting
       Person             -0-
        With          ----------------------------------------------------------
                      10  Shared Dispositive Power

                          -0-
--------------------------------------------------------------------------------
  11  Aggregate Amount Beneficially Owned by Each Reporting Person

      7,407,424 (SEE RESPONSES TO ITEMS 4 AND 5)
--------------------------------------------------------------------------------
  12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
  13  Percent of Class Represented by Amount in Row (11)

      87.2%
--------------------------------------------------------------------------------
  14  Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

CUSIP No.  278717103
          -----------------


--------------------------------------------------------------------------------
   1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      JEFFREY I. RASSAS
--------------------------------------------------------------------------------
   2  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC Use Only

--------------------------------------------------------------------------------
   4  Source of Funds (See Instructions)

      UNKNOWN
--------------------------------------------------------------------------------
   5  Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
   6  Citizenship or Place of Organization

      UNITED STATES
--------------------------------------------------------------------------------
                      7   Sole Voting Power

                          -0-
                      ----------------------------------------------------------
     Number of        8   Shared Voting Power
       Shares
    Beneficially          7,407,424
      Owned by        ----------------------------------------------------------
        Each          9   Sole Dispositive Power
     Reporting
       Person             1,703,212
        With          ----------------------------------------------------------
                      10  Shared Dispositive Power

                          -0-
--------------------------------------------------------------------------------
  11  Aggregate Amount Beneficially Owned by Each Reporting Person

      7,407,424 (SEE RESPONSES TO ITEMS 4 AND 5)
--------------------------------------------------------------------------------
  12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
  13  Percent of Class Represented by Amount in Row (11)

      87.2%
--------------------------------------------------------------------------------
  14  Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

CUSIP No.  278717103
          -----------------


--------------------------------------------------------------------------------
   1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      STEPHEN C. HERMAN
--------------------------------------------------------------------------------
   2  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC Use Only

--------------------------------------------------------------------------------
   4  Source of Funds (See Instructions)

      UNKNOWN
--------------------------------------------------------------------------------
   5  Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
   6  Citizenship or Place of Organization

      UNITED STATES
--------------------------------------------------------------------------------
                      7   Sole Voting Power

                          -0-
                      ----------------------------------------------------------
     Number of        8   Shared Voting Power
       Shares
    Beneficially          7,407,424
      Owned by        ----------------------------------------------------------
        Each          9   Sole Dispositive Power
     Reporting
       Person             1,704,212
        With          ----------------------------------------------------------
                      10  Shared Dispositive Power

                          -0-
--------------------------------------------------------------------------------
  11  Aggregate Amount Beneficially Owned by Each Reporting Person

      7,407,424 (SEE RESPONSES TO ITEMS 4 AND 5)
--------------------------------------------------------------------------------
  12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
  13  Percent of Class Represented by Amount in Row (11)

      87.2%
--------------------------------------------------------------------------------
  14  Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

CUSIP No.  278717103
          -----------------


--------------------------------------------------------------------------------
   1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      HAYJOUR FAMILY LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
   2  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC Use Only

--------------------------------------------------------------------------------
   4  Source of Funds (See Instructions)

      UNKNOWN
--------------------------------------------------------------------------------
   5  Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
   6  Citizenship or Place of Organization

      UNKNOWN
--------------------------------------------------------------------------------
                      7   Sole Voting Power

                          -0-
                      ----------------------------------------------------------
     Number of        8   Shared Voting Power
       Shares
    Beneficially          7,407,424
      Owned by        ----------------------------------------------------------
        Each          9   Sole Dispositive Power
     Reporting
       Person             1,703,212
        With          ----------------------------------------------------------
                      10  Shared Dispositive Power

                          -0-
--------------------------------------------------------------------------------
  11  Aggregate Amount Beneficially Owned by Each Reporting Person

      7,407,424 (SEE RESPONSES TO ITEMS 4 AND 5)
--------------------------------------------------------------------------------
  12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
  13  Percent of Class Represented by Amount in Row (11)

      87.2%
--------------------------------------------------------------------------------
  14  Type of Reporting Person (See Instructions)

      PN
--------------------------------------------------------------------------------

CUSIP No.  278717103
          -----------------


--------------------------------------------------------------------------------
   1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      KONA INVESTMENTS LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
   2  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC Use Only

--------------------------------------------------------------------------------
   4  Source of Funds (See Instructions)

      UNKNOWN
--------------------------------------------------------------------------------
   5  Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
   6  Citizenship or Place of Organization

      UNKNOWN
--------------------------------------------------------------------------------
                      7   Sole Voting Power

                          -0-
                      ----------------------------------------------------------
     Number of        8   Shared Voting Power
       Shares
    Beneficially          7,407,424
      Owned by        ----------------------------------------------------------
        Each          9   Sole Dispositive Power
     Reporting
       Person             1,704,212
        With          ----------------------------------------------------------
                      10  Shared Dispositive Power

                          -0-
--------------------------------------------------------------------------------
  11  Aggregate Amount Beneficially Owned by Each Reporting Person

      7,407,424 (SEE RESPONSES TO ITEMS 4 AND 5)
--------------------------------------------------------------------------------
  12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
  13  Percent of Class Represented by Amount in Row (11)

      87.2%
--------------------------------------------------------------------------------
  14  Type of Reporting Person (See Instructions)

      PN
--------------------------------------------------------------------------------

CUSIP No.  278717103
          -----------------


ITEM 1. SECURITY AND ISSUER

        (a) Title of Class of Equity Securities: Common Stock, $0.001 par value (the "Common Stock")

        (b)    Name of Issuer: Ebiz Enterprises, Inc. (the "Issuer")

        (c) Address of Issuer's Principal Executive Office: 15695 North 83rd Way, Scottsdale, AZ 85260

ITEM 2. IDENTITY AND BACKGROUND

        Caldera Systems, Inc. ("Caldera") is a Delaware corporation that develops and markets Linux-based business solutions, including eDesktop and eServer products and provides technical training, certification and support. Caldera's OpenLearning Providers offer distribution-neutral Linux training and certification based on Linux Professional Institute certification standards. The principal business address of Caldera is 240 West Center Street, Orem, Utah. During the last five years, Caldera has not been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        The following information is provided pursuant to General Instruction C of Schedule 13D: The names, business addresses, principal occupations, names and addresses of employers and citizenship of the executive officers, directors and controlling shareholders of Caldera are as follows:

                                 Ransom H. Love
                             240 West Center Street
                                 Orem, UT 84057
         Principal Occupation: President, CEO and a Director of Caldera
                              United States citizen

                                 Richard C. Rife
                             240 West Center Street
                                 Orem, UT 84057
 Principal Occupation: Vice President, Law and Corporate Affairs,
                       and Secretary of Caldera
                              United States citizen

                               Edward E. Iacobucci
                             240 West Center Street
                                 Orem, UT 84057

  Principal Occupation: Recently retired from the positions of Director, Chief
    Technical Officer and Vice President, Strategy and Technology, of Citrix Systems, Inc., the address of which is 6400 NW 6th Way, Ft. Lauderdale, FL
 33309, and the business of which is supplying application server software and services that enable the effective and efficient enterprise-wide deployment and management of applications, including those designed for Microsoft Corporation
      Windows(R) operating systems. Mr. Iacobucci is a Director of Caldera.
                              United States citizen

CUSIP No.  278717103
          -----------------


                               Steven M. Cakebread
                                111 McInnis Pkwy.
                              San Rafael, CA 94903

   Principal Occupation: Senior Vice President and CFO of Autodesk, Inc., the address of which is 111 McInnis Pkwy., San Rafael, CA 94903, and the business of which is the sale of two-dimensional and three-dimensional products used across industries and in the home for architectural design, mechanical design, spatial data management and mapping, animation, and visualization applications. Mr.
                      Cakebread is a Director of Caldera.
                             United States citizen

                             Thomas P. Raimondi, Jr.
                            4905 East La Palma Avenue
                               Anaheim, CA 92807.

   Principal Occupation: President and CEO of MTI Technology Corporation, the address of which is 4905 East La Palma Avenue, Anaheim, CA 92807, and the
  business of which is the design, development, manufacture, sale and support of a complete line of integrated products and services that provide customers with a full range of hardware, software and networking components as well as sophisticated professional services, which are combined into one solution to provide continuous access to online information.
                     Mr. Raimondi is a Director of Caldera.
                             United States citizen

                                 Ralph J. Yarro
                               240 West Center St.
                                 Orem, UT 84057

 Principal Occupation: President, CEO and a Director of The Canopy Group, Inc., the address of which is 240 West Center St., Orem, UT 84057, and the business of which is investments. Mr. Yarro is a Director of Caldera.
                              United States citizen

                                Raymond J. Noorda
                               240 West Center St.
                                 Orem, UT 84057
 Principal Occupation: Chairman of the Board of Directors of The Canopy Group,
   Inc., the address of which is 240 West Center St., Orem, UT 84057, and the business of which is investments. Mr. Noorda is a Director and may be deemed to be a controlling shareholder of Caldera.
                              United States citizen

                                  John R. Egan
                             c/o Carruth Management
                                  87 Elm Street
                               Hopkinton, MA 01748

 Principal Occupation: Director and an employee of EMC Corporation, the address of which is 35 Parkwood Drive, Hopkinton, MA 01748, and the business of which is a provider of storage-related hardware, software and service products. Mr. Egan is a Director of Caldera.
                              United States citizen

                                 Royce D. Bybee
                             240 West Center Street
                                 Orem, UT 84057
  Principal Occupation: Senior Vice President, Sales and Marketing, of Caldera.
                              United States citizen

CUSIP No.  278717103
          -----------------


                                Drew A. Spencer
                             240 West Center Street
                                 Orem, UT 84057
            Principal Occupation: Chief Technical Officer of Caldera.
                              United States citizen

                                  Benoy Tamang
                             240 West Center Street
                                 Orem, UT 84057
    Principal Occupation: Vice President, Strategic Development, of Caldera.
                              United States citizen

                                 Alan J. Hansen
                             240 West Center Street
                                 Orem, UT 84057
            Principal Occupation: Chief Financial Officer of Caldera.
                              United States citizen

        None of Caldera or its executive officers, directors or its controlling shareholder has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Caldera or its executive officers, directors or its controlling shareholder has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        The information called for by Item 2 relating to Ransom H. Love ("Love") is as stated above.

        The following information relating to Jeffrey I. Rassas ("Rassas"), Stephen C. Herman ("Herman"), Hayjour Family Limited Partnership ("Hayjour") and Kona Investments Limited Partnership ("Kona") is provided to the best of the knowledge of Caldera and Love:

                                Jeffrey I. Rassas
                              15695 North 83rd Way
                              Scottsdale, AZ 85260
              Principal Occupation: Director and CEO of the Issuer
                              United States Citizen

                                Stephen C. Herman
                              15695 North 83rd Way
                              Scottsdale, AZ 85260
           Principal Occupation: Director and President of the Issuer
                              United States Citizen

                       Hayjour Family Limited Partnership
                     c/o Jeffrey I. Rassas, General Partner
                              15695 North 83rd Way
                              Scottsdale, AZ 85260
                         Place of Organization: Unknown

                      Kona Investments Limited Partnership
                     c/o Stephen C. Herman, General Partner
                              15695 North 83rd Way

CUSIP No.  278717103
          -----------------


                              Scottsdale, AZ 85260
                         Place of Organization: Unknown

        To the best of Caldera's and Love's knowledge, none of Rassas, Herman, Hayjour or Kona has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the best of Caldera's and Love's knowledge, none of Rassas, Herman, Hayjour or Kona has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The Issuer and Caldera entered into a Purchase and Sale Agreement, dated September 15, 2000 (the "Purchase and Sale Agreement"), pursuant to which the Issuer acquired from Caldera all of the intellectual property and certain other specified assets (such intellectual property and assets to be referred to hereinafter as the "Assets") related to Caldera's proprietary marketing and distribution concept. The consideration paid by the Issuer for the Assets included (i) 1,000,000 shares of the Common Stock and (ii) up to 4,000,000 additional shares of the Common Stock, the actual number of which will depend upon the amount of gross revenue generated by the Assets. In connection with such transaction Caldera purchased an additional 3,000,000 shares of the Common Stock of the Issuer for $1.00/share. The source of the consideration paid for the 3,000,000 shares of the Common Stock was the working capital of Caldera.

ITEM 4. PURPOSE OF TRANSACTION

        See Item 3 above. In addition, pursuant to a Shareholder Voting Agreement and Proxy, dated September 15, 2000 (the "Voting Agreement"), entered into by the Issuer, Caldera, Love, Rassas, Herman, Hayjour and Kona (Caldera, Love, Rassas, Herman, Hayjour and Kona are collectively referred to hereinafter as the "Reporting Persons") in connection with the Purchase and Sale Agreement, the directors of the Issuer agreed to cause the size of the Issuer's board of directors to be increased by one and to appoint an individual designated by Caldera to fill such newly-created vacancy to serve on the Issuer's board of directors until the next election of directors in accordance with the Issuer's bylaws or until such designee sooner dies, resigns or is terminated. Each of the Reporting Persons agreed, pursuant to the Voting Agreement, to (i) vote or cause to be voted all shares of the Issuer held by each of them in favor of Caldera's designee to the Issuer's board of directors and (ii) appoint certain individuals as proxy to vote all shares of the Common Stock held by each of them with respect to matters described in the Voting Agreement for the period stated in the Voting Agreement. As a result of the Voting Agreement, the Reporting Persons may be deemed to be members of a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the "Exchange Act"). Each of the Reporting Persons expressly disclaims beneficial ownership of shares of the Common Stock other than the shares for which they have sole dispositive power.

        Each of the Reporting Persons reserves the right to purchase additional shares of the Common Stock or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, Caldera and Love presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D. To the knowledge of Caldera and Love and except as described above, Rassas, Herman, Hayjour and Kona presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) The responses of the Reporting Persons to Items 7-11 of the cover sheets to this Schedule 13D (the "Cover Sheets"), which relate to the beneficial ownership of the Common Stock, are incorporated herein by reference.

CUSIP No.  278717103
          -----------------


Each of the Reporting Persons, pursuant to the Voting Agreement, has agreed to certain voting provisions with respect to the election of directors of the Issuer. As a result of the Voting Agreement, the Reporting Persons may be deemed to be members of a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act. In the aggregate, 7,407,424 shares, representing 87.2% of the outstanding shares of the Common Stock, are subject to the Voting Agreement. The percentage of shares of the Common Stock owned is based upon 8,497,566 shares outstanding as set forth in the Issuer's Form 10-KSB for the fiscal year ending June 30, 2000. Each of the Reporting Persons expressly disclaims beneficial ownership of shares of the Common Stock other than the shares for which they have sole dispositive power.

        Other than Love, who disclaims beneficial ownership of all of the shares, none of the executive officers, directors or the controlling shareholder of Caldera is the beneficial owner of shares of Common Stock of the Issuer.

        (b) Each of the Reporting Persons has the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose of or direct the disposition of and shared power to dispose of or direct the disposition of the shares of the Common Stock as listed on such Reporting Person's respective Cover Sheet.

        (c) See Item 3 above.

        (d) To the best of Caldera's and Love's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the above-discussed shares of the Common Stock.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        For a description of the Purchase and Sale Agreement, see Item 3 above. For a description of the Voting Agreement, see Item 4 above. On September 15, 2000, Caldera entered into the Investor Rights Agreement with the Issuer, pursuant to which Caldera has agreed not to sell, transfer or otherwise dispose of the shares of the Common Stock held by Caldera.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Attached hereto as Exhibit A is the written agreement relating to the filing of a joint statement by Caldera and Love as required by Rule 13d-1(k) under the Securities Exchange Act of 1934.

        Attached hereto as Exhibit B is the Purchase and Sale Agreement.

        Attached hereto as Exhibit C is the Voting Agreement.

CUSIP No.  278717103
          -----------------


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   CALDERA SYSTEMS, INC., a Delaware corporation


   October 20, 2000                By:         /s/ ALAN J. HANSEN
---------------------------           ------------------------------------------
Date                                           Alan J. Hansen, CFO


                                   RANSOM H. LOVE

   October 20, 2000                /s/ RANSOM H. LOVE
---------------------------        ---------------------------------------------
Date

CUSIP No.  278717103
          -----------------


                                INDEX TO EXHIBITS


Exhibit              Description
-------              -----------------------------------------------------------
   A                 Written agreement relating to the filing of a joint
                     statement by Caldera and Love as required by Rule 13d-1(k)
                     under the Securities Exchange Act of 1934

   B                 Purchase and Sale Agreement

   C                 Voting Agreement

                                    EXHIBIT A


                                    AGREEMENT

            Each of the undersigned agrees that this Schedule 13D relating to equity securities of Ebiz Enterprises, Inc. shall be filed on behalf of the undersigned.


                                   CALDERA SYSTEMS, INC., a Delaware corporation


  October 20, 2000                 By:         /s/ ALAN J. HANSEN
---------------------------           ------------------------------------------
Date                                           Alan J. Hansen, CFO


                                   RANSOM H. LOVE

   October 20, 2000                /s/ RANSOM H. LOVE
---------------------------        ---------------------------------------------
Date

                                                                       EXHIBIT B


                           PURCHASE AND SALE AGREEMENT


        THIS PURCHASE AND SALE AGREEMENT (this "Agreement") is made and entered into as of this 15th day of September, 2000 by and between Ebiz Enterprises, Inc., a Nevada corporation ("Ebiz"), and Caldera Systems, Inc., a Delaware corporation ("Caldera Systems").

        WHEREAS, Caldera Systems has developed a marketing and distribution concept called Electronic Linux Marketplace ("ELM"); and

        WHEREAS, Ebiz desires to acquire all of Caldera Systems' right, title and interest in and to all of the intellectual property and assets comprising Caldera Systems' ELM (the "ELM Assets") as such assets are more particularly described on Exhibit A, attached hereto and made a part hereof; and

        WHEREAS, Caldera Systems is willing to sell to Ebiz the ELM Assets on the terms and conditions set forth in this Agreement; and

        WHEREAS, Caldera Systems desires to invest in Ebiz on the condition that the proceeds of its investment be used solely for development of a viable ELM Business (as defined below) in Ebiz and Caldera Systems is willing to assist Ebiz in hiring certain employees of Caldera Systems to assist Ebiz in developing and operating the ELM Business; and

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

SECTION 1. PURCHASE AND SALE OF ELM ASSETS AND EBIZ SHARES.

1.1     PURCHASE OF ELM ASSETS.

        Ebiz hereby agrees to purchase from Caldera Systems and Caldera Systems agrees to sell to Ebiz all of the ELM Assets described on Exhibit A, on and subject to the following terms and conditions:

        (a) The purchase price for the ELM Assets shall be the combined total of the following consideration determined and paid in the following manner:

                (i) Upon the execution of this Agreement, Ebiz shall deliver to Caldera Systems 1,000,000 shares of Ebiz's common stock.

                (ii) Not later than January 15, 2002, Ebiz shall prepare and deliver to Caldera Systems a written statement (the "Sales Report") setting forth the total gross revenue received from Ebiz's ELM operations described on Exhibit B attached hereto and made a part hereof (the "ELM Operations") during the twelve-month period commencing on December 15, 2000, and continuing for the twelve month period thereafter ending December 15, 2001 (the "Earn Out Period"). Such gross revenues from Ebiz's ELM Operations shall be calculated in accordance with United States generally accepted accounting principles ("GAAP") and shall take into account all revenues from the

                        ELM Operations. Upon receipt of the Sales Report, Caldera Systems shall have 30 days in which to review the Sales Report and during such period of time, Ebiz shall provide Caldera Systems access to such books, records and employees as Caldera Systems shall reasonably request in connection with such review. Caldera Systems may object to the Sales Report by sending a written notice, explaining in reasonable detail the reasons for the objection to Ebiz within 10 days following the 30 day review period. Ebiz and Caldera Systems shall endeavor, in good faith, to resolve any such objections and reach agreement on the Sales Report. If Ebiz and Caldera Systems cannot agree on the Sales Report, each of Ebiz and Caldera Systems shall select an independent, certified public accounting firm to review the disputed amounts on the Sales Report in accordance with the provisions of this Agreement. If the determination of such accounting firms are less than 10% apart in amount, then the correct amount shall be deemed to be the average of such determination. If such determinations are more than 10% apart in value, then such accounting firms shall select a third, independent, certified public accounting firm and the correct revenue shall be deemed to be the average of the determination of the third accounting firm and the next closest determination. The determinations made by such accounting firms shall be final and binding on all parties, absent manifest error. Ebiz and Caldera Systems shall each bear one-half of the fees and expenses of all accountants selected under this Section 1.1 to review the disputed amounts. If Ebiz does not receive a written objection to the Sales Report from Caldera Systems within 10 days following the 30 day review period, the Sales Report shall be deemed accepted by Caldera Systems.

                        Upon determination of the gross revenues received by Ebiz which are attributable to its ELM Business, such amount shall be multiplied by 5 and $1,380,000 shall be subtracted from the resulting amount and the result, which shall not be less than zero, shall be deemed to be the base amount (the "Base Amount"). If the result of the foregoing would be less than zero, then the Base Amount shall be deemed to be zero.

                (iii) As additional consideration for the ELM Assets, Ebiz agrees to deliver additional shares of Ebiz's common stock in the amount specified in subsection (A) or subsection (B) below, as applicable:

                        (A) If Ebiz's shares are not traded or quoted on any national securities exchange, or quoted on NASDAQ's National Market System or quoted on the NASDAQ Stock market, or quoted in the domestic over-the-counter market as reported by the National Quotation Bureau, Inc., or any similar successor organization at the time of the calculation of the Base Amount, then Caldera Systems shall receive one additional share of Ebiz common stock for each $1.25 of the Base Amount, not to exceed 4,000,000 shares of additional Ebiz common stock pursuant to this subsection (iii)(A).

                        (B) If the Ebiz shares of common stock are traded and quoted on any national securities exchange or quoted on NASDAQ's National Market or quoted on the NASDAQ Stock Market or quoted in a domestic over-the-counter market as reported by the National Quotation Bureau, Inc., or any similar successor organization, then the number of additional shares to be delivered to Caldera Systems of Ebiz common stock shall be determined as follows: First, the "fair market value" of the Ebiz common shares shall be determined. For purposes of this Agreement, "fair market value" means the five-day average of the following, as determined for each of the five business days immediately preceding the final determination of the Base Amount: (1) the closing sales price if such security is listed on a national securities exchange, or if not, (2) the closing sales price reported on The NASDAQ Stock Market National Market, or if there have been no sales on any such exchange or The NASDAQ Stock Market National Market on any day, then (3) the average of the highest bid and lowest asked prices at the end of such day, or, (4) if on any day such security is not so listed or reported, the average of the representative bid and ask prices quoted on The NASDAQ Stock Market as of 4:00 p.m., New York Time, on such day, or, (5) if on any day such security is not quoted on The NASDAQ Stock Market, the average of the highest bid and lowest ask prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Inc., or any similar successor organization; provided, that if such security is listed on a national securities exchange, the term "business days" as used in this sentence means business days on which such exchange is open for trading. Once the fair market value of the Ebiz common shares has been determined, such amount shall be discounted by 75% (the "Discounted Value"). One dollar and thirty-eight cents ($1.38) shall then be added to the Discounted Value and such amount shall be deemed to be the "Purchase Price Value" of a share of Ebiz common stock. However, in no event shall Purchase Price Value be less than $1.38 per share. For example, if by using the formula set forth above, the fair market value of the Ebiz common shares is $6.00, the Discounted Value of such shares shall be deemed to be $1.50 and the Purchase Price Value shall be deemed to be $2.88 per share. Upon determining the Purchase Price Value, the Base Amount shall be divided by the Purchase Price Value and Caldera Systems shall receive an additional number of Ebiz common shares equal to the Base Amount divided by the Purchase Price Value, rounded to the nearest whole share; up to a maximum of 4,000,000 additional shares of Ebiz common stock pursuant to the terms of this subsection (iii)(B).

1.2 CALDERA SYSTEMS PURCHASE OF EBIZ COMMON SHARES. Pursuant to the terms of this Agreement, Caldera Systems hereby agrees to purchase 3,000,000 shares of the common stock of Ebiz for a cash purchase price of $1.00 per share. Such shares shall be purchased pursuant to the terms and conditions set forth in this Agreement. At the Closing, Caldera Systems shall deliver to a bank account (the "Restricted Account") by wire transfer the amount of $3,000,000. Such $3,000,000 shall be used solely for the purpose of developing and implementing an ELM Business in Ebiz and it shall be used for no other purpose. The terms and conditions of such use are as set forth on the Use Restriction Agreement attached hereto as Exhibit C and incorporated herein by this reference. At the Closing, Ebiz shall deliver 3,000,000 shares of its common stock to Caldera Systems in exchange for the $3,000,000 payment by Caldera Systems to the Restricted Account.

1.3     ADDITIONAL AGREEMENTS REGARDING PURCHASE AND SALE.

        (A) As further consideration for the purchase by Ebiz of the ELM Assets from Caldera Systems, Caldera Systems agrees to assist Ebiz in hiring certain of Caldera Systems' employees which have been engaged in the development of the ELM concept and Caldera Systems agrees to use reasonable efforts to make such employees available to Ebiz for hiring by Ebiz for the continued development and implementation of the ELM concept. Caldera Systems makes no representations or warranties regarding the availability of such employees or their willingness to become employees of Ebiz.

        (B) Ebiz agrees to enter into an Investor Rights Agreement (providing for registration rights, rights of first refusal on future equity offerings of Ebiz, certain information rights and the right to convert Caldera Systems' common into preferred stock if Ebiz issues preferred to any party after the date of this Agreement) in substantially the form of the Investor Rights Agreement attached hereto as Exhibit D and incorporated herein by this reference.

        (C) Ebiz, Caldera Systems and certain key shareholders of Ebiz shall enter into a shareholders agreement (providing for the election of Caldera Systems' representatives to the board of directors), such Shareholders Agreement to be in substantially the form attached hereto as Exhibit E, and incorporated herein by this reference.

        (D) Caldera Systems is hereby granted, on a nonexclusive basis, a license to use, develop, sell and sublicense, the Oracle based database system (the "Oracle Database") that the ELM Employees participated in designing and creating on behalf of Caldera Systems prior to the Closing which Oracle Database is designed to retain customer, accounting, inventory, website, sales and other information and which Oracle Database Ebiz, through its ELM development activities, will continue to develop and complete as part of its ELM development efforts. For purposes of this Subsection (D), the "Oracle Database" shall mean the structure and design of such database system only, and shall not include any data that is entered into the Oracle Database by or on behalf of Ebiz for storage, management or processing. Ebiz will deliver to Caldera Systems in electronic and hard copy format a copy of the Oracle Database and all software comprising a part thereof and all embodiments of the Oracle Database as Caldera Systems shall reasonably request. Caldera Systems' rights to the Oracle Database shall be to the Oracle Database as it exists through the completion of the expenditure of the $3,000,000 contained in the Restricted Account. Caldera Systems shall have no rights to changes or developments with respect to the Oracle Database occurring after the completion of the expenditure of such $3,000,000.

        (E) As additional consideration for Caldera Systems' investment in Ebiz, Ebiz hereby agrees that in all future campaigns, outsourcing relationships or other business relationships between Ebiz and Caldera Systems, Ebiz will: (i) in all situations involving the sale or providing of Ebiz products or services to any of its customers, grant to Caldera Systems business terms for such products or services equivalent the most favorable terms upon which Ebiz provides such products or services to any of such customers; and (ii) in connection with any business transaction in which Ebiz is selecting a person or entity to provide goods or services to it, Ebiz shall, to the extent such good or service is offered to such customers by Caldera Systems, consider, in good faith, retaining Caldera Systems to provide the same; provided, however, Ebiz may determine, in its sole discretion to obtain such good or service from a party other than Caldera System on any basis, including, without limitation, price, quality, experience, timeliness etc., that Ebiz, in its sole discretion, considers relevant to its decision. The foregoing provisions of Section 1.3 shall terminate at the time when Caldera shall cease to own at least 25% of the Ebiz common stock issued to it pursuant to this Agreement.

        (F) Ebiz further agrees that all Caldera Confidential Information (as defined below) delivered by

Caldera Systems to Ebiz in connection with any program, activity, campaign or business transaction between Ebiz and Caldera shall be kept confidential by Ebiz and shall not be used by Ebiz for any purpose other than the business transactions between Ebiz and Caldera. Ebiz agrees to use all commercially reasonable efforts to safeguard and maintain the confidentiality of Caldera Confidential Information and not to use such information for any other purpose than to complete the business transaction with Caldera Systems. For purposes of this Agreement, "Caldera Confidential Information" shall mean all information that is delivered by Caldera Systems to Ebiz that is expressly marked or identified as "confidential"; provided, however, "Caldera Confidential Information" shall not include any information that (i) is in Ebiz's possession at the time of disclosure; (ii) either before or after it has been disclosed to Ebiz, is part of the public knowledge or literature, not as a result of any action or inaction of Ebiz; (iii) is of a type or nature that could not be claimed by Caldera Systems as being proprietary or confidential; (iv) is approved for release by written authorization of Caldera Systems; or (v) is required to be disclosed by Ebiz pursuant to subpoena or any applicable law or governmental order.

1.4     CLOSING.

        The closing of the purchase and sale of the ELM Assets and the Ebiz Shares contemplated by Sections 1.1, 1.2 and 1.3 above (the "Closing") shall take place at 10:00 a.m. on the date hereof, or at such other time and date as the parties hereto mutually agree (the "Closing Date").

SECTION 2. REPRESENTATIONS AND WARRANTIES OF CALDERA SYSTEMS RE: ELM ASSETS

        In order to induce Ebiz to enter into this Agreement, Caldera Systems represents and warrants to Ebiz the following, except as set forth on a Schedule of Exceptions furnished by Caldera Systems to Ebiz (the "Caldera Schedule of Exceptions"), specifically identifying the relevant subparagraphs(s) hereof, which exceptions shall be deemed to be representations and warranties as if made hereunder:

2.1     ORGANIZATION AND CORPORATE POWER.

        Caldera Systems is a corporation duly organized and validly existing under the laws of the State of Delaware, and is qualified to do business as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a material adverse effect on its assets, liabilities, financial condition, business, or results of operations (a "Material Adverse Effect"). Caldera Systems has all required corporate power and corporate authority to carry on its business as presently conducted, to enter into and perform this Agreement and the agreements contemplated hereby to which it is a party and to carry out the transactions contemplated hereby and thereby, including the sale of the ELM Assets and the purchase of the Ebiz common shares.

2.2     AUTHORIZATION AND NON-CONTRAVENTION.

        The execution, delivery and performance by Caldera Systems of this Agreement and each other agreement, document and instrument to be executed and delivered by Caldera Systems pursuant to or as contemplated by this Agreement, including, without limitation, the sale of the ELM Assets and the purchase of the Ebiz Shares, have been duly authorized, by all necessary corporate action on behalf of Caldera Systems. This Agreement and each such other agreement, document, and instrument, when executed and delivered, will constitute valid and binding obligations of Caldera Systems, enforceable in accordance with their respective terms, except as may be limited by applicable law and public policy and subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors= rights generally and (ii) general principles of equity and/or laws relating to the availability of specific performance, injunctive relief or other equitable remedies, whether such enforceability is considered in a proceeding in equity or at law. The execution and delivery by Caldera Systems of this Agreement and each other agreement, document and instrument to be executed and delivered by Caldera Systems pursuant hereto or as contemplated hereby and the performance by Caldera Systems of the transactions contemplated hereby and thereby, including, without limitation, the sale of the ELM Assets and the purchase of the Ebiz Shares, do not and will not: (A) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under any material contract, mortgage, indenture, contract, instrument or obligation to which Caldera Systems is a party or by which it or its assets are bound, or any provision of the Caldera Systems' Articles of Incorporation or Caldera Systems' Bylaws, or cause the creation of any material lien, charge or encumbrance upon any of the ELM Assets; (B) violate or result in a violation of, or constitute a default under, any provision of any material law, regulation or rule, or any judgment, order, writ, decree or statute of, or any restriction imposed by, any court or governmental agency applicable to Caldera Systems; (C) require from Caldera Systems any notice to, declaration or filing with, or consent or approval of any governmental authority or third party other than such filings as have been made or consents which have been obtained prior to the Closing; or (D) accelerate any obligation under, or give rise to a right of termination, suspension, revocation or impairment of, any material agreement, permit, license or authorization applicable to any of Caldera Systems' operations, assets or properties, or by which Caldera Systems is bound.

2.3     PERMITS.

        Caldera Systems has all franchises, permits, licenses, and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could have a Material Adverse Affect the business, properties, prospects or financial condition of Caldera Systems. Caldera Systems is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

2.4     LITIGATION.

        There is no action, suit, proceeding or investigation pending or, to the best of Caldera Systems' knowledge, currently threatened against Caldera Systems that questions the validity of this Agreement, or the right of Caldera Systems to enter into this Agreement, or to consummate the transactions contemplated hereby, or that might result, either individually or in the aggregate, in any material adverse change in the assets, business, properties, prospects, or financial condition of Caldera Systems, or in any material impact on the ELM Assets.

2.5     TITLE TO PROPERTY AND ASSETS; LEASES.

        Caldera Systems has good and marketable title to the ELM Assets free and clear of all mortgages, liens, claims and encumbrances and upon consummation of the transactions contemplated hereby, Ebiz will acquire the ELM Assets free of any liens, encumbrances or third-party rights, subject to the qualifications set forth in Section 2.6 hereof.

2.6     INTELLECTUAL PROPERTY.

        To the best of Caldera Systems' knowledge, the ELM Assets have not infringed and do not infringe the copyrights of any third party. To the best of Caldera Systems' knowledge, Caldera Systems has not misappropriated and is not misappropriating any trade secrets or proprietary confidential information of any third party with respect to the ELM Assets, and the ELM Assets do not include or embody any trade secret or proprietary confidential information misappropriated by Caldera Systems from any third party. To the best of Caldera Systems' knowledge, the ELM Assets have not infringed and do not infringe any patents, trademarks, service marks, or trade names of any third party. Each item of Intellectual Property constituting part of the ELM Assets owned by or licensed to Caldera Systems immediately prior to the Closing hereunder will be owned by or licensed by Ebiz on identical terms and conditions immediately subsequent to the Closing hereunder (i.e., identical to any applicable terms and conditions immediately prior to the Closing).

             (i) To the best of Caldera Systems' knowledge, none of Caldera Systems and its directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any charge, complaint, claim, demand, or notice alleging any such infringement, misappropriation, or violation by Caldera Systems of Intellectual Property related to the ELM Assets (including any claim that Caldera Systems must license or refrain from using any ELM Asset). Exhibit A sets forth a description of each item of Intellectual Property constituting part of the ELM Assets. To the best of Caldera Systems' knowledge and the knowledge of directors and officers (and employees with responsibility for Intellectual Property matters) of Caldera Systems, no third party has infringed, misappropriated, or otherwise violated any ELM Intellectual Property rights of Caldera Systems.

             (ii) Exhibit A identifies (a) each patent which has been issued or assigned to Caldera Systems related to the ELM Assets, (b) each pending patent application which has been filed by or for Caldera Systems related to the ELM Assets, (c) each trademark or service mark registration issued or assigned to Caldera Systems related to the ELM Assets, (d) each pending trademark or service mark application which has been filed by or for Caldera Systems related to the ELM Assets, (e) each copyright registration issued or assigned to Caldera Systems related to the ELM Assets, (f) each pending copyright application which has been filed by or for Caldera Systems related to the ELM Assets, and (g) each license which Caldera Systems has granted to any third party with respect to any of Caldera Systems' ELM Intellectual Property. Caldera Systems will deliver to Ebiz correct and complete copies of all such patents, registrations, applications, and licenses (as amended to date). Exhibit A also identifies each trade name and each unregistered trademark or service mark owned or claimed by Caldera Systems in connection with the ELM Assets. With respect to each patent, application, and registration (each an "IP item") identified on Exhibit
        A:

                    (A) Caldera Systems possess all right, title, and interest in and to the IP item, free and clear of any mortgage, lien, claim, license, or other encumbrance;

                    (B) to the best of Caldera Systems' knowledge, the IP item is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

                    (C) to the best of Caldera Systems' knowledge, no action,
             suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the best of Caldera Systems' knowledge, and the knowledge of the directors and officers (and employees with responsibility for Intellectual Property matters) of Caldera Systems is threatened which challenges the legality, validity, enforceability, use, or ownership of the IP item; and

                    (D) Caldera Systems has never agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to the IP item.

             (iii) Exhibit A identifies each item of Intellectual Property that any third party owns and licenses to Caldera Systems, excluding licenses to commercially available software products (e.g., Windows, Microsoft Office, etc.) used by Caldera Systems as an end user and which is used in connection with the ELM Assets. Caldera Systems will deliver to Ebiz at the Closing correct and complete copies of all agreements applicable to such licenses (as amended to date). The term "license" is intended to include "sublicense." With respect to each such license and agreement required to be identified on Exhibit A, to the best of Caldera Systems' knowledge;

                    (A) each such license and agreement are legal, valid,
             binding, enforceable, and in full force and effect;

                    (B) the license and agreement will continue to be legal,
             valid, binding, enforceable, and in full force and effect on identical terms on the day immediately following the Closing;

                    (C) no party to such license or agreement is in breach or
             default, and to the knowledge of Caldera Systems, no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder;

                    (D) no party to such license or agreement has repudiated any provision thereof;

                    (E) such license or agreement is not subject to any
             outstanding injunction, judgment, order, decree, ruling, or charge; and

                    (F) no action, suit, proceeding, hearing, investigation,
             charge, complaint, claim, or demand is pending or is threatened which challenges the legality, validity, or enforceability of such license or agreement; and

                    (G) no consent to the assignment of any of the ELM Assets is required.

             (iv) To the best of Caldera Systems' knowledge and to the knowledge of the directors and officers (and employees with responsibility for Intellectual Property matters) of Caldera Systems, neither Ebiz nor Caldera Systems will infringe, misappropriate, or otherwise violate any Intellectual Property rights of third parties as a result of the continued operation by Ebiz of the ELM Operations contemplated by Exhibit B.

2.7     MANUFACTURING AND MARKETING RIGHTS.

        Except as set forth on the Caldera Systems Schedule of Exceptions, Caldera Systems has not granted rights to manufacture, produce, assemble, license, market or sell any products or rights related to the ELM Business to any other person and is not bound by any agreement that affects Caldera Systems' right to develop, manufacture, assemble, distribute, market or sell products or services in its ELM Business.

2.8     EMPLOYEES; EMPLOYEE COMPENSATION.

        To the best of Caldera Systems' knowledge, the relationships between Caldera Systems and the employees who are being made available to be hired by Ebiz (the "ELM Employees") are good and no labor dispute or claims are pending or threatened. None of the ELM Employees belong to any union or collective bargaining unit. Caldera Systems has complied in all material respects with all applicable state and federal laws related to employment of the ELM Employees. To the best of Caldera Systems' knowledge, none of the ELM Employees is or will be in violation of any judgment, decree or order, or any term of any employment contract, patent disclosure agreement, or other contract or agreement relating to the relationship of any such employee with Caldera Systems, or any other party because of the nature of the business conducted or presently proposed to be conducted by Caldera Systems or to the use by such employee of his or her best efforts with respect to such business. Subject to general principles related to wrongful termination of employees, the employment of each ELM Employee is terminable at the will of Caldera Systems. Attached as Exhibit E is a list of each of the ELM Employees and their current compensation.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF EBIZ

        In order to induce Caldera Systems to enter into this Agreement, Ebiz represents and warrants to Caldera Systems the following, except as set forth on a Schedule of Exceptions furnished by Ebiz to Caldera Systems (the "Ebiz Schedule of Exceptions"), specifically identifying the relevant subparagraph(s) hereof, which exceptions shall be deemed to be representations and warranties as if made hereunder:

3.1     ORGANIZATION AND CORPORATE POWER.

        Ebiz is a corporation duly organized and validly existing under the laws of the State of Nevada and is qualified to own and operate its properties and assets, to do business as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect. Each Subsidiary of Ebiz is a corporation duly organized and validly existing under its state of incorporation and is qualified to own and operate its properties and assets, to do business as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect. Each of Ebiz and its Subsidiaries has all required corporate power and corporate authority to carry on its business as presently conducted, to enter into and perform this Agreement and the agreements contemplated hereby to which it is a party and to carry out the transactions contemplated hereby and thereby, including the issuance of the Ebiz common shares to be issued to Caldera Systems hereunder (the "Ebiz Shares"). Ebiz is not in violation of any term of its Articles of Incorporation, as amended as of the date hereof (the "Ebiz Articles of Incorporation"), or Bylaws, as amended as of the date hereof (the "Ebiz Bylaws"), the effect of which would be to have a Material Adverse Effect on Ebiz.

3.2     AUTHORIZATION AND NON-CONTRAVENTION.

        The execution, delivery and performance by Ebiz of this Agreement and each other agreement, document and instrument to be executed and delivered by Ebiz pursuant to or as contemplated by this Agreement, including, without limitation, the issuance and delivery of the Ebiz Shares, have been duly authorized, by all necessary corporate action on behalf of Ebiz. This Agreement and each such other agreement, document, and instrument, when executed and delivered, will constitute valid and binding obligations of Ebiz, enforceable in accordance with their respective terms, except as may be limited by applicable law and public policy and subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) general principles of equity and/or laws relating to the availability of specific performance, injunctive relief or other equitable remedies, whether such enforceability is considered in a proceeding in equity or at law. The execution and delivery by Ebiz of this Agreement and each other agreement, document and instrument to be executed and delivered by Ebiz pursuant hereto or as contemplated hereby and the performance by Ebiz of the transactions contemplated hereby and thereby, including, without limitation, the offer, sale, issuance and delivery of the Ebiz Shares, do not and will not: (A) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under any material contract, mortgage, indenture, contract, instrument or obligation to which Ebiz or any of its Subsidiaries is a party or by which it or its assets are bound, or any provision of the Ebiz Articles of Incorporation or Ebiz Bylaws, or cause the creation of any material lien, charge or encumbrance upon any of the assets of Ebiz or any of its Subsidiaries; (B) to Ebiz's knowledge, violate or result in a violation of, or constitute a default under, any provision of any material law, regulation or rule, or any judgment, order, writ, decree or statute of, or any restriction imposed by, any court or governmental agency applicable to Ebiz or any of its Subsidiaries; (C) require from Ebiz any notice to, declaration or filing with, or consent or approval of any governmental authority or third party other than such filings as have been made prior to the Closing and/or as may be required to secure an exemption from qualification of the offer and sale of the Ebiz Shares under the Securities Act of 1933 (the "Securities Act"), and applicable state securities and blue sky laws; or (D) accelerate any obligation under, or give rise to a right of termination, suspension, revocation or impairment of, any material agreement, permit, license or authorization applicable to any of Ebiz's, or any of its Subsidiaries', business, operations, assets or properties, to which Ebiz, or any of its Subsidiaries, is a party or by which Ebiz is bound.

3.3     CAPITALIZATION.

        (A) For purposes of this Section 3.3, "Merger Agreement" shall mean that certain Agreement and Plan of Merger, including all appendices and exhibits thereto, dated August 7, 2000, by and between Ebiz, Linux Mall Acquisition, Inc. ("Merger Sub") and LinuxMall.com, Inc. ("LinuxMall"); "Merger" shall mean the contemplated merger between Merger Sub and LinuxMall described in the Merger Agreement; "Merger Consideration" shall mean all shares of common stock of Ebiz that Ebiz is required to issue pursuant to Section 1.3 of the Merger Agreement; and "Merger Related Shares" shall mean all shares of preferred or common stock of Ebiz, other than the Merger Consideration, that Ebiz is or may be obligated to issue pursuant to any agreement that, pursuant to the Merger Agreement, Ebiz is expressly required to enter into in connection with the closing of the Merger.

        (B) As of the Closing, without giving effect to the transactions contemplated hereby, the authorized capital stock of Ebiz consists of 70,000,000 shares of common stock of which 8,737,566 shares are issued and outstanding and 5,000,000 shares of preferred stock of which 7,590 shares are issued and outstanding. As of the Closing, other than the shares described in the preceding sentence, and currently outstanding options to purchase 1,152,000 shares of the common stock of Ebiz, warrants to purchase 382,513 shares of the common stock of Ebiz, debentures convertible into 3,496,647 shares of the common stock of Ebiz (based on an assumed price of $2.00 per share; the conversion rate with respect to these debentures is based upon the per share market price of Ebiz common stock at the time of conversion), the Merger Consideration and the Merger Related Shares, Ebiz has not issued any warrants, options, rights (including, without limitation, conversion or preemptive rights and rights of first refusal), proxy or stockholder agreements or agreements of any kind for the purchase or acquisition from Ebiz, or any of its Subsidiaries, of any shares of its, or any of its Subsidiaries', capital stock or other securities, including, without limitation, any securities convertible into or exercisable or exchangeable for such shares or any warrants, options or other rights to acquire any such convertible securities. As of the Closing, and after giving effect to the transactions contemplated hereby, all of the outstanding shares of capital stock of Ebiz and each of its Subsidiaries will have been duly and validly authorized and issued, fully paid and nonassessable and not subject to any preemptive rights and will have been offered, issued, sold and delivered in compliance with applicable federal and state securities laws. Except as set forth in the Ebiz Articles of Incorporation, there are no preemptive rights, rights of first refusal, put or call rights or obligations or anti-dilution rights with respect to the issuance, sale or redemption of Ebiz's capital stock or other securities. Except for the Merger Agreement, Ebiz is not a party or subject to any agreement or understanding, and, to the best of Ebiz's knowledge, there is no agreement or understanding between any persons that affects or relates to the voting or giving of written consents with respect to any security or the voting by a director of Ebiz. Upon the Closing of the transactions contemplated hereby, the 4,000,000 shares of common stock of Ebiz to be owned by Caldera Systems represents not less than 21.70% of Ebiz's total capital stock on a fully diluted basis (after giving effect to all outstanding warrants and options and any unallocated stock option pool of 348,000 shares and after giving consideration to the conversion of any preferred stock or debentures into common stock of Ebiz).

        (C) If the Merger is consummated, giving effect to the issuance of the Merger Consideration and the 4,000,000 shares of common stock of Ebiz to be issued to Caldera Systems in connection with the Closing, but not giving effect to any other shares of common or preferred stock of Ebiz that may be authorized or issued after the Closing and assuming that none of the LinuxMall shareholders exercise their dissenter's rights in connection with the Merger, the authorized capital stock of Ebiz will consist of 70,000,000 shares of common stock of which 24,117,720 shares will be issued and outstanding and 5,000,000 shares of preferred stock of which no shares will be issued and outstanding.

3.4     VALID ISSUANCE OF EBIZ SHARES.

        The Ebiz Shares, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued, fully paid and non-assessable, and will be free of restrictions on transfer other than restrictions on transfer under this Agreement and under applicable state and federal securities laws.

3.5     SUBSIDIARIES.

        Except as set forth in the Ebiz Schedule of Exceptions, Ebiz does not own or control, directly or indirectly, any interest in any other corporation, partnership, limited liability company, association or other business entity. Ebiz is not a participant in any joint venture, partnership or similar arrangement.

3.6     CONTRACTS AND OTHER COMMITMENTS.

        Neither Ebiz nor any of its Subsidiaries has and/or is bound by any contract, agreement, lease, commitment, or proposed transaction, judgment, order, writ or decree, written or oral, absolute or contingent, other than contracts entered into in the ordinary course of business. For the purpose of this paragraph, employment and consulting contracts and license agreements and any other agreements relating to Ebiz's or any of its Subsidiary's acquisition or disposition of Intellectual Property (other than standard end-user license agreements) shall not be considered to be contracts entered into in the ordinary course of business.

3.7     RELATED-PARTY TRANSACTIONS.

        No employee, officer, stockholder or director of Ebiz or any of its Subsidiaries or member of his or her immediate family is indebted to Ebiz, nor is Ebiz or any Subsidiary indebted (or committed to make loans or extend or guarantee credit) to any of them, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of Ebiz or such Subsidiary, and (iii) for other standard employee benefits made generally available to all employees (including stock option agreements outstanding under any stock option plan approved by the Board of Directors of Ebiz or such Subsidiary). To the best of Ebiz's or such Subsidiary's knowledge, none of such persons has any direct or indirect ownership interest in any firm or corporation with which Ebiz or such Subsidiary is affiliated or with which Ebiz or such Subsidiary has a business relationship, or any firm or corporation that competes with Ebiz or such Subsidiary, except that employees, stockholders, officers or directors of Ebiz or such Subsidiary and members of their immediate families may own stock in publicly-traded companies that may compete with Ebiz or such Subsidiary. To the best of Ebiz's or such Subsidiary's knowledge, no officer, director or stockholder or any member of their immediate families is, directly or indirectly, interested in any material contract with Ebiz or such Subsidiary (other than such contracts as relate to any such person's ownership of capital stock or other securities of Ebiz or such Subsidiary).

3.8     REGISTRATION RIGHTS.

        Except as set forth in the Caldera Systems Investor Rights Agreement, Ebiz is presently not under any obligation and has not granted any rights to register under the Securities Act any of its presently outstanding securities or any of its securities that may subsequently be issued.

3.9     PERMITS.

        Each of Ebiz and its Subsidiaries has all franchises, permits, licenses, and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could materially and adversely affect the business, properties, prospects or financial condition of Ebiz or any such Subsidiary, and believes it can obtain, without undue burden or expense, any similar authority for the conduct of its business as presently planned to be conducted. Neither Ebiz nor any Subsidiary is in default in any material respect under any of such franchises, permits, licenses or other similar authority.

3.10    LITIGATION.

        There is no action, suit, proceeding or investigation pending or, to the best of Ebiz's or any of its Subsidiary's knowledge, currently threatened against Ebiz or any of its Subsidiaries that questions the validity of this Agreement, or the right of Ebiz to enter into this Agreement, or to consummate the transactions contemplated hereby, or that might result, either individually or in the aggregate, in any material adverse change in the assets, business, properties, prospects, or financial condition of Ebiz or any of its Subsidiaries, or in any material change in the current equity ownership of Ebiz or any of its Subsidiaries.

3.11    RETURNS AND COMPLAINTS.

        Neither Ebiz nor any of its Subsidiaries has received any customer complaints concerning alleged defects in its products (or the design thereof) that, if true, would materially adversely affect the operations or financial condition of Ebiz or any of its Subsidiaries.

3.12    DISCLOSURE.

        Ebiz has provided Caldera Systems with all the information reasonably available to it without undue expense that Caldera Systems has requested in writing for deciding whether to purchase the Ebiz Shares and all information that Ebiz believes is reasonably necessary to enable Caldera Systems to make an informed investment decision. The foregoing representation is limited to specific information regarding Ebiz and is not intended to extend to such matters as general economic conditions or industry-wide type risks.

3.13    OFFERING.

        Subject, in part, to the truth and accuracy of Caldera Systems' representations set forth in this Agreement, the offer, sale and issuance of the Ebiz Shares as contemplated by this Agreement are exempt from the registration requirements of the Securities Act, and neither Ebiz, any of its Subsidiaries, nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

3.14    TITLE TO PROPERTY AND ASSETS; LEASES.

        Except (i) as reflected in the Ebiz Financial Statements (defined in paragraph 3.15), (ii) for liens for current taxes not yet delinquent, (iii) for liens imposed by law and incurred in the ordinary course of business for obligations not past due to carriers, warehousemen, laborers, materialmen and the like, (iv) for liens in respect of pledges or deposits under workers' compensation laws or similar legislation or (v) for minor defects in title, none of which, individually or in the aggregate, materially interferes with the use of such property, each of Ebiz and its Subsidiaries has good and marketable title to its property and assets free and clear of all mortgages, liens, claims and encumbrances. With respect to the property and assets it leases, each of Ebiz and its Subsidiaries is in compliance with such leases and, to the best of its knowledge, holds a valid leasehold interest free of any liens, claims or encumbrances, subject to clauses (i)-(v) above.

3.15    FINANCIAL STATEMENTS.

        Ebiz has delivered to Caldera Systems its unaudited financial statements (balance sheet and profit and loss statement, statement of stockholders' equity and statement of cash flows, including notes thereto) at June 30, 2000 and for the fiscal year then ended (the "Ebiz Financial Statements"). The Ebiz Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated. The Ebiz Financial Statements fairly present the financial condition and operating results of Ebiz as of the dates, and for the periods, indicated therein. Except as set forth in the Ebiz Financial Statements, neither Ebiz nor any of its Subsidiaries has any material liabilities, contingent or otherwise, other than
(i) liabilities incurred in the ordinary course of business subsequent to June 30, 2000 and (ii) obligations under contracts and commitments incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected in the Ebiz Financial Statements, which in both cases, individually or in the aggregate, are not material to the financial condition or operating results of Ebiz or any of its Subsidiaries. Except as disclosed in the Ebiz Financial Statements, neither Ebiz nor any of its Subsidiaries is a guarantor or indemnitor of any indebtedness of any other person, firm or corporation. Ebiz and each of its Subsidiaries maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP.

3.16    CHANGES.

        Since June 30, 2000 there has not been any event or condition of any type that has materially and adversely affected the business, properties or financial condition of Ebiz or any of its Subsidiaries.

3.17    INTELLECTUAL PROPERTY.

        To the best of Ebiz's and its Subsidiaries' knowledge, Ebiz, its Subsidiaries and their products have not infringed and do not infringe the copyrights of any third party. To the best of Ebiz's and its Subsidiaries' knowledge, neither Ebiz nor its Subsidiaries has misappropriated or is misappropriating any trade secrets or proprietary confidential information of any third party, and the products of Ebiz and its Subsidiaries do not include or embody any trade secret or proprietary confidential information misappropriated by Ebiz or its Subsidiaries from any third party. To the best of Ebiz's and its Subsidiaries' knowledge, each of Ebiz and its Subsidiaries and their respective products have not infringed and do not infringe any patents, trademarks, service marks, or trade names of any third party. Each item of Intellectual Property owned by or licensed to Ebiz and its Subsidiaries immediately prior to the Closing hereunder will be owned by or licensed to Ebiz and the Subsidiary on identical terms and conditions immediately subsequent to the Closing hereunder (i.e., identical to any applicable terms and conditions immediately prior to the Closing).

             (i) To the best of Ebiz's and its Subsidiaries' knowledge, none of Ebiz or its Subsidiaries or their directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any charge, complaint, claim, demand, or notice alleging any such infringement, misappropriation, or violation by Ebiz or its Subsidiaries of Intellectual Property (including any claim that Ebiz and its Subsidiaries must license or refrain from using any Intellectual Property rights of any third party). To the best of Ebiz's and its Subsidiaries' knowledge and the knowledge of directors and officers (and employees with responsibility for Intellectual Property matters) of Ebiz and its Subsidiaries, no third party has infringed, misappropriated, or otherwise violated any Intellectual Property rights of Ebiz and its Subsidiaries.

             (ii) The Ebiz Schedule of Exceptions identifies (a) each patent which has been issued or assigned to Ebiz or any of its Subsidiaries,
        (b) each pending patent application which has been filed by or for Ebiz or any of its Subsidiaries, (c) each trademark or service mark registration issued or assigned to Ebiz or any of its Subsidiaries, (d) each pending trademark or service mark application which has been filed by or for Ebiz or any its Subsidiaries, (e) each copyright registration issued or assigned to Ebiz or any of its Subsidiaries, (f) each pending copyright application which has been filed by or for Ebiz or any of its Subsidiaries, and (g) each license which Ebiz and its Subsidiaries has granted to any third party with respect to any of Ebiz's Intellectual Property excluding licenses to end users of Company products granted in the ordinary course of business. Ebiz has delivered to Caldera Systems correct and complete copies of all such patents, registrations, applications, and licenses (as amended to date). The Ebiz Schedule of Exceptions also identifies each trade name and each unregistered trademark or service mark owned or claimed by any of Ebiz and its Subsidiaries in connection with any of their businesses. With respect to each IP item identified in the Ebiz Schedule of Exceptions:

                    (A) Ebiz and its Subsidiaries possess all right, title, and interest in and to the IP item, free and clear of any mortgage, lien, claim, license, or other encumbrance;

                    (B) to the best of Ebiz's and its Subsidiaries' knowledge, the IP item is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

                    (C) to the best of Ebiz's or its Subsidiaries' knowledge, no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the best of Ebiz's or its Subsidiaries' knowledge, and the knowledge of the directors and officers (and employees with responsibility for Intellectual Property matters) of Ebiz and its Subsidiaries, is threatened which challenges the legality, validity, enforceability, use, or ownership of the IP item; and

                    (D) none of Ebiz and its Subsidiaries has ever agreed to
             indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to the IP item.

             (iii) The Ebiz Schedule of Exceptions identifies each item of Intellectual Property that any third party owns and licenses to any of Ebiz and its Subsidiaries, excluding licenses to commercially available software products (e.g., Windows, Microsoft Office, etc.) used by any of Ebiz and its Subsidiaries as an end user. The term "license" is intended to include "sublicense." With respect to each such license and agreement required to be identified in the Ebiz Schedule of Exceptions, to the best of Ebiz's or its Subsidiaries' knowledge;

                    (A) such license and agreement are legal, valid, binding,
             enforceable, and in full force and effect;

                    (B) such license and agreement will continue to be legal,
             valid, binding, enforceable, and in full force and effect on identical terms on the day immediately following the Closing;

                    (C) no party to such license or agreement is in breach or
             default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder;

                    (D) no party to such license or agreement has repudiated any provision thereof;

                    (E) such license or agreement is not subject to any
             outstanding injunction, judgment, order, decree, ruling, or charge; and

                    (F) no action, suit, proceeding, hearing, investigation,
             charge, complaint, claim, or demand is pending or is threatened which challenges the legality, validity, or enforceability of the license or agreement.

             (iv) To the best of Ebiz's and its Subsidiaries' knowledge and to the knowledge of the directors and officers (and employees with responsibility for Intellectual Property matters) of Ebiz and its Subsidiaries, neither Ebiz nor any of its Subsidiaries will infringe, misappropriate, or otherwise violate any Intellectual Property rights of third parties as a result of the continued operation of its businesses as presently conducted and as presently proposed to be conducted.

3.18    MANUFACTURING AND MARKETING RIGHTS.

        Except as set forth on the Ebiz Schedule of Exceptions, neither Ebiz nor any of its Subsidiaries has granted rights to manufacture, produce, assemble, license, market or sell its products to any other person and is not bound by any agreement that affects Ebiz's or such Subsidiary's exclusive right to develop, manufacture, assemble, distribute, market or sell its products.

3.19    EMPLOYEES; EMPLOYEE COMPENSATION.

        To the best of Ebiz's and its Subsidiary's knowledge, the relationships between Ebiz and its Subsidiaries and their respective employees are good and no labor dispute or claims are pending or threatened. None of Ebiz's or any of its Subsidiary's employees belongs to any union or collective bargaining unit. To the best of Ebiz's and its Subsidiaries' knowledge, Ebiz and each of its Subsidiaries has complied in all material respects with all applicable state and federal laws related to employment. To the best of Ebiz's and it Subsidiary's knowledge, no employee of Ebiz or any such Subsidiary is or will be in violation of any judgment, decree or order, or any term of any employment contract, patent disclosure agreement, or other contract or agreement relating to the relationship of any such employee with Ebiz, any of its Subsidiaries, or any other party because of the nature of the business conducted or presently proposed to be conducted by Ebiz or any of its Subsidiaries or to the use by the employee of his or her best efforts with respect to such business. Neither Ebiz nor any of its Subsidiaries is aware that any officer or key employee, or that any group of key employees, intends to terminate their employment with Ebiz or any of its Subsidiaries, nor does Ebiz or any of its Subsidiaries have a present intention to terminate the employment of any of the foregoing. Subject to general principles related to wrongful termination of employees, the employment of each officer and employee of Ebiz and each of its Subsidiaries is terminable at the will of Ebiz or such Subsidiary, as applicable.

3.20    TAX RETURNS, PAYMENTS, AND ELECTIONS.

        Ebiz and each of its Subsidiaries has timely filed all tax returns and reports (federal, state and local) as required by law. These returns and reports are true and correct in all material respects. Ebiz and each of its Subsidiaries has paid all taxes and other assessments due, except those contested by it in good faith. Neither Ebiz nor any of its Subsidiaries has elected pursuant to the Code, to be treated as an S corporation or a collapsible corporation pursuant to
Section 1362(a) or Section 341(f) of the Code, nor has it made any other elections pursuant to the Code (other than elections that relate solely to methods of accounting, depreciation or amortization) that would have a material effect on the business, properties, prospects or financial condition of Ebiz or any of its Subsidiaries. Neither Ebiz nor any of its Subsidiaries has ever had any tax deficiency proposed or assessed against it and has not executed any waiver of any statute of limitations on the assessment or collection of any tax or governmental charge. None of Ebiz's or any Subsidiary's income tax returns (federal or otherwise) and none of its state income or franchise tax or sales or use tax returns has ever been audited by governmental authorities. Ebiz and each of its Subsidiaries has made adequate provisions on its books of account for all taxes, assessments and governmental charges with respect to its business, properties and operations for such period. Ebiz and each of its Subsidiaries has withheld or collected from each payment made to each of its employees, the amount of all taxes, including, but not limited to, federal income taxes, Federal Insurance Contribution Act taxes and Federal Unemployment Tax Act taxes required to be withheld or collected therefrom, and has paid the same to the proper tax receiving officers or authorized depositaries.

3.21    ENVIRONMENTAL AND SAFETY LAWS.

             Neither Ebiz nor any of its Subsidiaries is in violation of any applicable statute, law or regulation relating to the environment or occupational health and safety except to the extent that the effect of which would not have a Material Adverse Effect on Ebiz, and no material expenditures are or will be required in order to comply with any such existing statute, law or regulation.

SECTION 4. ADDITIONAL REPRESENTATIONS AND WARRANTIES OF CALDERA SYSTEMS

        (A) Caldera Systems represents to Ebiz that (i) it has such knowledge and experience in financial and business matters and in private placement transactions of securities of companies in a similar stage of development as Ebiz that it is capable of evaluating the merits and risks of the investment contemplated by such purchasing party under this Agreement and making an informed investment decision with respect thereto, (ii) it is able to bear the economic risk of such investment and can afford to sustain a substantial loss on such investment, (iii) it is an "accredited investor" as such term is defined in Rule 501 under the Securities Act, (iv) it is purchasing the securities purchased by it hereunder for its own account, for investment only and not with a view to, or any present intention of, effecting a resale or distribution of or selling or granting any participation in such securities or any part thereof,
(v) it realizes that the basis for any exemption pursuant to which the securities such party is purchasing hereunder have been issued may not be present if, notwithstanding the representations made by such party hereunder, such party has in mind merely acquiring the securities is purchasing hereunder for a fixed or determinable period in the future, or for a market rise, or for sale if the market does not rise and (vi) it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to such securities. Caldera Systems acknowledges that the securities purchased by it hereunder have not been registered under the Securities Act or the securities laws of any state or other jurisdiction in reliance on an exemption from registration thereunder and reliance on such exemption by the issuer of such securities is predicated on the representations and warranties set forth in this Agreement. Furthermore, Caldera Systems acknowledges that such securities cannot be disposed of unless they are subsequently registered under the Securities Act and any applicable state laws or an exemption from such registration is available.

        (B) Caldera Systems understands that the securities have not been registered under the Securities Act. In particular, Caldera Systems is aware that the securities purchased by it hereunder may not be sold pursuant to Rule 144 promulgated under the Securities Act unless all of the conditions of that Rule are met.

        (C) Caldera Systems represents that it has had an opportunity to ask questions and receive answers from Ebiz regarding the terms and conditions of the offering of such securities and the business, properties, prospects and financial condition of Ebiz and to obtain additional information (to the extent Ebiz possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information furnished to Caldera Systems or to which Caldera Systems had access. The foregoing, however, does not limit or modify the representations and warranties of Ebiz in Section 3 of this Agreement or the right of Caldera Systems to rely thereon.

SECTION 5. CLOSING

        5.1 CLOSING. Upon the execution of this Agreement, a Closing shall be held. At the Closing, the following shall occur:

        (a) DELIVERIES BY CALDERA SYSTEMS. At the Closing, Caldera Systems shall deliver to Ebiz the following:

                (i) An assignment or other instrument of transfer assigning to Ebiz all of Caldera Systems' right, title and interest in and to the ELM Assets;

                (ii)    $3,000,000 by wire transfer to the Restricted Account;

                (iii)   An executed copy of the Use Restriction Agreement;

                (iv)    An executed copy of the Investor Rights Agreement;

                (v)     An executed copy of the Shareholders Agreement;

                (vi) An Assignment and Bill of Sale transferring the ELM Assets to Ebiz; and

                (vii) Such other documents and instruments as Ebiz shall, in its reasonable discretion, require to close and consummate the transactions contemplated hereby; such documents to be in form and substance reasonably satisfactory to Caldera Systems.

        (b) DELIVERIES BY EBIZ. At the Closing, Ebiz shall deliver to Caldera Systems the following:

                (i) A copy of instructions sent to Ebiz's Transfer Agent instructing the Transfer Agent to deliver to Caldera Systems share certificates for 4,000,000 shares of the common stock of Ebiz. Ebiz covenants and agrees that such share certificates will be delivered to Caldera Systems within seven (7) days of the Closing;

                (ii)    An executed copy of the Use Restriction Agreement;

                (iii)   An executed copy of the Investor Rights Agreement;

                (iv) An executed copy of the Shareholders Agreement executed by Ebiz and the key shareholders of Ebiz who are required to execute such agreement; and

                (v) Such other documents and instruments as Caldera Systems shall, in its reasonable discretion, require to close and consummate the transactions contemplated hereby; such documents to be in form and substance reasonably satisfactory to Ebiz.

SECTION 6. POST CLOSING COVENANTS

6.1     DEVELOPMENT OF ELM BUSINESS.

        During the twelve month period following the Closing, Ebiz agrees to use its good faith and commercially-reasonable efforts to develop the ELM Business and to generate revenue from such business during the fifteen month period following the Closing.

6.2     LOCATION OF ELM BUSINESS.

        In order to facilitate the transition of the ELM Employees from Caldera Systems to Ebiz, Ebiz agrees that during the longer of: (i) the one year period of time following the Closing; or (ii) until all of the funds in the Restricted Account have been spent, Ebiz will conduct its ELM Business operations in the Utah County, Utah area during the period specified above and agrees not to require any ELM Employee to transfer out of such area as a condition of continuing employment.

6.3     NONCOMPETE.

        For a period of three (3) years following the date hereof, Caldera Systems shall not: (i) directly or indirectly compete with Ebiz or any of its successors or assigns, with respect to any aspect of the ELM Business; (ii) directly or indirectly engage in or conduct any business operations the same as or similar to the ELM Business or any material aspect thereof; or (iii) directly or indirectly assist any person or entity in connection with any activity or matter described in the immediately preceding clause (i) or (ii). Notwithstanding anything in this Section 6.3 to the contrary, Caldera Systems shall be entitled to make investments in any entity it chooses so long as in connection with such investment Caldera Systems does not actively assist such entity in competing with Ebiz in the ELM Business, and such investment shall not be deemed a violation of this Agreement unless Caldera Systems shall acquire a controlling interest in such entity. Nothing in this Section 6.3 shall be construed as permitting Caldera Systems to infringe upon or violate any intellectual property right of Ebiz at any time, whether prior to or after the expiration of such three (3) year period. Caldera Systems acknowledges and agrees that the terms of this Section 6.3 are reasonable as to duration and scope and that because of the intangible nature of most or all of the ELM Assets, Caldera Systems compliance with the provisions of this Section 6.3 is reasonably necessary to permit Ebiz to realize the benefits intended to be conferred upon it pursuant to this Agreement and by the ELM Assets. The parties understand and agree that money damages may not be a sufficient remedy for any breach of this Section 6.3 by Caldera Systems and that Ebiz shall be entitled to injunctive relief as a remedy for any such breach.

6.4     SHAREHOLDERS AGREEMENT.

        Within twenty-one (21) days of the Closing, or seven (7) days following the merger of Ebiz and LinuxMall.com, whichever shall be later, Ebiz shall obtain and deliver to Caldera Systems an amendment to the Shareholders Agreement whereby shareholders holding a majority of the Ebiz voting shares following the merger shall have agreed to be bound by the terms of the Shareholders Agreement.

SECTION 7. GENERAL

7.1     AMENDMENTS, WAIVERS AND CONSENTS.

        For the purposes of this Agreement and all agreements executed pursuant hereto, no course of dealing between or among any of the parties hereto and no delay on the part of any party hereto in exercising any rights hereunder or thereunder shall operate as a waiver of the rights hereof and thereof. No covenant or other provision hereof may be waived otherwise than by a written instrument signed by the party or parties so waiving such covenant or other provision. No amendment to this Agreement may be made without the written consent of all of the parties hereto.

7.2     LEGEND ON SECURITIES.

        The parties acknowledge and agree that the following legend shall be typed on each certificate evidencing any of the securities issued hereunder:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE ASSIGNED EXCEPT (1) PURSUANT TO A REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES WHICH IS EFFECTIVE UNDER THE ACT OR (2) PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT AND UNDER APPLICABLE STATE SECURITIES AND BLUE SKY LAWS RELATING TO THE DISPOSITION OF SECURITIES, PROVIDED THAT AN OPINION OF COUNSEL TO SUCH EFFECT IS PROVIDED TO THE ISSUER OF SUCH SECURITIES, IN FORM SATISFACTORY TO SUCH ISSUER, IN CONNECTION THEREWITH.

7.3     GOVERNING LAW.

        This Agreement shall be deemed to be a contract made under, and shall be construed in accordance with, the laws of the State of Utah, as applied to agreements among Utah residents entered into and to be performed entirely within Utah, without giving effect to conflict of laws principles thereof and each party hereby expressly submits themselves to the exclusive, personal jurisdiction of the courts situate in the State of Utah, with respect to any and all claims, demands and/or causes of action asserted or filed by any party in any way relating to, or arising out of, this Agreement or the subject matter hereof.

7.4     SECTION HEADINGS.

        The descriptive headings in this Agreement have been inserted for convenience only and shall not be deemed to limit or otherwise affect the construction or interpretation of any provision thereof or hereof.

7.5     COUNTERPARTS.

        This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute but one and the same document. This Agreement may be executed by facsimile signatures, each of which will be deemed an original.

7.6     ENTIRE AGREEMENT.

        This Agreement, including the exhibits, documents and instruments referred to herein or therein, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

7.7     SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

        The warranties, representations and covenants of Ebiz and Caldera Systems contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing.

7.8     SUCCESSORS AND ASSIGNS.

        Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including permitted transferees of any securities issued hereunder). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.9     NOTICES.

        Unless otherwise provided, all notices and other communications required or permitted under this Agreement shall be in writing and shall be mailed by United States first-class mail, postage prepaid, sent by facsimile or delivered personally by hand or by a nationally recognized courier addressed to the party to be notified at the address or facsimile number indicated for such person at the address set forth below, or at such other address or facsimile number as such party may designate by ten (10) days' advance written notice to the other parties hereto:

                           If to Caldera Systems: Caldera Systems, Inc.
                                                  240 West Center Street
                                                  Orem, Utah 84057
                                                  Attention:  President
                           with a copy to:

                                                  Caldera Systems, Inc.
                                                  240 West Center Street
                                                  Orem, Utah 84057
                                                  Attention: Richard Rife,
                                                  General Counsel

                           If to Ebiz:            Ebiz Enterprises Inc.
                                                  15695 North 83rd Way
                                                  Scottsdale, AZ  85260
                                                  Attn:  Jeffrey I. Rassas
                                                           David Shaw
                                                  Fax:  480-778-1001

                           with copies to:

                                                  Thomas J. Morgan
                                                  Lewis and Roca LLP
                                                  40 North Central Avenue
                                                  Phoenix, Arizona 85004
                                                  Fax:  602-734-3911

                                                  David H. Little
                                                  Holme Roberts & Owen, LLP
                                                  111 East Broadway, Suite 1100
                                                  Salt Lake City, Utah 84111
                                                  Fax:  801-521-9639


All such notices and other written communications shall be effective on the date of mailing, confirmed facsimile transfer or delivery.

7.10    ATTORNEYS' FEES.

        If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to be reimbursed by the non-prevailing party for reasonable attorneys' fees, costs and disbursements, in addition to any other relief to which such party may be entitled.

7.11    SEVERABILITY.

        If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

SECTION 8 DEFINITIONS

        For the purposes of this Agreement, each of the following terms shall have the meaning set forth opposite such term below:

        "ELM Business" means a web-based business to business (b2b) entity creating revenue through information/knowledge exchange, product sales commission, advertising, membership and channel development fees.

        "knowledge" of a person shall mean actual knowledge of such person after
(i) with respect to representations, warranties and statements made by or with respect to Caldera Systems, inquiry of the officers and directors of Caldera Systems and those management-level employees of Caldera Systems who have responsibility for the area of inquiry and (ii) with respect to representations, warranties and statements made by or with respect to Ebiz inquiry of the officers and directors of Ebiz and those management-level employees of Ebiz who have responsibility for the area of inquiry.

        "Intellectual Property" shall mean (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

        "Subsidiary" shall mean any corporation with respect to which a specified party (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors. "Subsidiaries" shall mean, for purposes of this Agreement, each Subsidiary of a party, collectively and individually.

        IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

                                       Ebiz Enterprises Inc.
                                       a Nevada corporation

                                       By: /s/ JEFFREY I. RASSAS
                                          ---------------------------------

                                       Its: CEO/Founder
                                           --------------------------------

                                       Caldera Systems, Inc.,
                                       a Delaware corporation

                                       By: /s/ RANSOM H. LOVE
                                          ---------------------------------

                                       Its: President/CEO
                                           --------------------------------

                              SCHEDULE OF EXHIBITS


Exhibit A                  Description of ELM Assets

Exhibit B                  ELM Business Operations

Exhibit C                  Use Restriction Agreement

Exhibit D                  Investor Rights Agreement

Exhibit E                  Shareholders Agreement

Exhibit F                  List of ELM Employees and Compensation

                                    EXHIBIT A

                                   ELM ASSETS

        The Elm Assets consist of the following:

1. All of Caldera Systems' right, title and interest in the ideas and concepts which it has developed to the date of this Agreement which are part of the ELM Business concept which Caldera Systems is transferring to Ebiz pursuant to the Agreement.

2. All of the personal property described on Schedule I, attached hereto and made a part hereof.

                                   SCHEDULE I

                10/23/00

partnerAxis               Software                      Assets

Employee                  Package Name                  Version SN                                      Notes
-----------------------------------------------------------------------------------------------------------------------
Brian Rasmussen           MS Windows                        98                                          Came with PC
-----------------------------------------------------------------------------------------------------------------------
Brian Rasmussen           J builder                                                                     Free
-----------------------------------------------------------------------------------------------------------------------
Brian Rasmussen           Corel Word Perfect Office       2000  linux WLSNR-52445Q295
-----------------------------------------------------------------------------------------------------------------------
Bryan Standley            MS Windows                        98                                          Came with PC
-----------------------------------------------------------------------------------------------------------------------
Bryan Standley            MS Office                         97
-----------------------------------------------------------------------------------------------------------------------
Bryan Standley            Norton AntiVirus                                                              Came with PC
-----------------------------------------------------------------------------------------------------------------------
Bryan Standley            Adobe Illustrator
-----------------------------------------------------------------------------------------------------------------------
Bryan Standley            Adobe Acrobat                      4
-----------------------------------------------------------------------------------------------------------------------
Bryan Standley            QuarkXpress
-----------------------------------------------------------------------------------------------------------------------
Bryan Standley            MS Visio                        2000
-----------------------------------------------------------------------------------------------------------------------
Bryan Standley            Corel WP Office
-----------------------------------------------------------------------------------------------------------------------
Bryan Standley            Adobe PhotoShop
-----------------------------------------------------------------------------------------------------------------------
Dean Taylor               MS Windows                        98  T77MR-HWP2F-QY6HG-TBMXY-7GD             Came with PC
-----------------------------------------------------------------------------------------------------------------------
Dean Taylor               MS Office upgrade               2000  QT23D-R2KTB-HQ9WJ=H6DKG-XDWQW
-----------------------------------------------------------------------------------------------------------------------
Dean Taylor               MS Office                         97                                          Using 2000
-----------------------------------------------------------------------------------------------------------------------
Jen LeDoux                MS Windows                        98  XCJVM-XGFYG-W9T93-F9P87-F9P87-QGTPJ     Came with PC
-----------------------------------------------------------------------------------------------------------------------
Jen LeDoux                MS Office                       2000  CG8GD-TDTJM-Y8PQT-6B999-KYYGQ
-----------------------------------------------------------------------------------------------------------------------
Jen LeDoux                Norton AntiVirus                                                              Came with PC
-----------------------------------------------------------------------------------------------------------------------
Jen LeDoux                Adobe Acrobat                      4                                  90008639
-----------------------------------------------------------------------------------------------------------------------
Jen LeDoux                Franklin Covey
-----------------------------------------------------------------------------------------------------------------------
Jen LeDoux                MS Visio                        2000
-----------------------------------------------------------------------------------------------------------------------
Kevin Wade                MS Windows                        98                                          Came with PC
-----------------------------------------------------------------------------------------------------------------------
Kevin Wade                MS Visio                        2000
-----------------------------------------------------------------------------------------------------------------------
Mark Hanks                MS Office                       2000  TTRYQ-3CDFJ-YY4C6-JWC99-6QR46
-----------------------------------------------------------------------------------------------------------------------
Mark Hanks                MS Project                        98  4912-2977987
-----------------------------------------------------------------------------------------------------------------------
Mark Hanks                QuarkXpress                           WX13696266752
-----------------------------------------------------------------------------------------------------------------------
Mark Hanks                Simplicity Milestone                  5200-992204508
-----------------------------------------------------------------------------------------------------------------------
Mark Hanks                Partition Magic                       PM400EICD-693707
-----------------------------------------------------------------------------------------------------------------------
Mark Weeden               MS Windows                        98                                          Came with PC
-----------------------------------------------------------------------------------------------------------------------
Mark Weeden               J builder                                                                     Free
-----------------------------------------------------------------------------------------------------------------------
Mark Weeden               Visual H                                                                      Came with PC
-----------------------------------------------------------------------------------------------------------------------
Nathaniel Monson          MS Windows                        98                                          Came with PC
-----------------------------------------------------------------------------------------------------------------------
Nathaniel Monson          VMWare                                                                        has only 1 copy
-----------------------------------------------------------------------------------------------------------------------
Scott Winn                MS Windows                        98  JFFD6-6BXWW-RCC78-GY2JK-8737W           Came with PC
-----------------------------------------------------------------------------------------------------------------------
Scott Winn                MS Office                       2000  H7K6J-QCVJB-4C6B2-FKGF8-69VBY
-----------------------------------------------------------------------------------------------------------------------
Scott Winn                Visio                           2000  123165-501773
-----------------------------------------------------------------------------------------------------------------------
Scott Winn                Rapid DQL                        5.5  E1114079171299
-----------------------------------------------------------------------------------------------------------------------
Scott Winn                ER/Studio                             P1630022310100
-----------------------------------------------------------------------------------------------------------------------
Scott Winn                Rapid SQL                             P1430163640100
-----------------------------------------------------------------------------------------------------------------------
Scott Winn                DB Artisan Changer Mngr
-----------------------------------------------------------------------------------------------------------------------
Tim Christensen           MS Windows                        98  BC42K-RK2GD-RJQC9-HYWWD-WW2V3           Came with PC
-----------------------------------------------------------------------------------------------------------------------
Tim Christensen           MS Office                       2000  CG8GD-TDTJM-Y8PQT-68999KYYGQ
-----------------------------------------------------------------------------------------------------------------------
Tim Christensen           MS Project                      2000  8923-0378386
-----------------------------------------------------------------------------------------------------------------------
Tim Christensen           Adobe Acrobat                      4  KWW400R7267727-391
-----------------------------------------------------------------------------------------------------------------------
Tim Christensen           McAfee Anti Virus                                                             Came with PC
-----------------------------------------------------------------------------------------------------------------------
Tim Christensen           Homesite                         4.5
-----------------------------------------------------------------------------------------------------------------------
Tom Lonni                 MS Windows                        98  TBJ2R-JYJDR-79XQY-PTF2F-FHPY6           Came with PC
-----------------------------------------------------------------------------------------------------------------------
Tom Lonni                 Visio                           2000
-----------------------------------------------------------------------------------------------------------------------
Tom Lonni                 MS Office                       2000  FX64F-RGMPJ-K22TD-TR9PC-X6CH6
-----------------------------------------------------------------------------------------------------------------------
Tom Lonni                 Code Write                         6  CW600-2T9H-68312
-----------------------------------------------------------------------------------------------------------------------
Tom Lonni                 Code Write                         6  CW600-H1AT-68325
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

              10/20/00
partnerAxis            Equipment    Assets


Employee           Asset #   Equipment                  Model                   Sn                   Notes
---------------    -------   ----------------------     ---------------      ---------         -----------------------
Brian Rasmussen     1933     Mahogany Desk              30X60
Brian Rasmussen     1934     Mahogany Bookcase                    3672
Brian Rasmussen     1955     Display Phone              Toshiba
Brian Rasmussen     2603     Pentium III (IPX)          Eng Specs
Brian Rasmussen     3372     OptiQuest 19" Monitor      Q95                  9L95107364
Brian Rasmussen              Whiteboard                 4x6
Brian Rasmussen              Side Chair                                                       Small side arm chair
Brian Rasmussen     2450     Roller desk chair
Bryan Standley      1004     Iomega Zip Drive
Bryan Standley      1029     DeskJet Printer            1000c                SG755120YW       This is an older Printer
Bryan Standley      1883     Mahogany Desk              30X60                                 Caldera has on Lease
Bryan Standley      1884     Mahogany Bookcase                    3672                        Caldera has on Lease
Bryan Standley      2936     KDS 19" Monitor            VS-195E              992036989
Bryan Standley      4730     Hon Swivel Chair                     7803
Bryan Standley      5534     Display Phone              Toshiba
Bryan Standley      5535     Display Phone              Toshiba                               Does Not have this phone
Bryan Standley      Side     Chair                                                            Plain no arm side chair
Bryan Standley      Side     Chair                                                            Plain no arm side chair
Bryan Standley               Whiteboard                 4x6
Dean Taylor         1909     Mahogany Desk                        3672                        Caldera has on Lease
Dean Taylor         1910     Mahogany Bookcase                    3672
Dean Taylor         2359     Chair Stationary           Gr/BK
Dean Taylor         2434     Chair with Rollers         Lt bl/bk
Dean Taylor         2530     OptiQuest 19" Monitor      VCDTS21383-1M        2J91201279
Dean Taylor         2911     IBM ThinkPad I 1472        2611-472             AA-DJNDC
Dean Taylor         3202     Chair Stationary
Dean Taylor         3546     File Cabinet 4 Drawer
Dean Taylor         5561     Mahogany Credenza          18X72
Dean Taylor         5562     Display Phone              Toshiba
Dean Taylor         2397     Book Shelf                                                       Base is Broken
Dean Taylor         5566     Roller Side Chair                                                Won't Raise
Dean Taylor         5565     Roller Side Chair                                                Won't Raise
Dean Taylor                  Whiteboard                 4x6
Dean Taylor                  Whiteboard                 2x3
Dean Taylor                  Whiteboard                 2x3
Jen LeDoux          1913     Mahogany Desk
Jen LeDoux          1914     Mahogany Bookcase
Jen LeDoux          2221     Pedistal File
Jen LeDoux          3284     Hon Swivel Chair
Jen LeDoux          3299     AMD K6-2 450 PC
Jen LeDoux          3402     KDS 19" Monitor
Jen LeDoux          5559     Display Phone              Toshiba
Jen LeDoux                   Whiteboard                 2x3
Jen LeDoux          Cork     Bulliten board             4x5
Jen LeDoux          3105     Side Chair                                                       Older Side Chair
Jen LeDoux          2930     Older CPU                                                        Older Dept Computer
Jen LeDoux          1129     Older Monitor                                                    Older Dept Monitor
Kevin Wade          1915     Mahogany Desk
Kevin Wade          2444     Cabinet With Bookshelf
Kevin Wade          3360     IBM Thinkpad 600E          2645-5BU             78-MHRZ6
Kevin Wade          3362     KDS 19" Monitor            VS-195E              792009932
Kevin Wade          5556     Display Phone              Toshiba
Kevin Wade          5557     Chair Hiback with rollers
Kevin Wade                   Side Chair                                                       Older Side Chair
Kevin Wade                   Whiteboard                 4x5
Mark Hanks          1902     Mahogany Desk
Mark Hanks          1903     Mahogany Bookcase
Mark Hanks          2220     Lateral File
Mark Hanks          2925     IBM Thinkpad I 1472        2611-472             AA-DRXLW
Mark Hanks          2945     KDS 19" Monitor            VS-195E
Mark Hanks          3278     Hon Swivel Chair           7808BP19T

Mark Hanks          5571     Display Phone              Toshiba
Mark Hanks                   Whiteboard                 3x4
Mark Hanks                   Side Chair                                                       Old side chair with metal arns
Mark Hanks                   Side Chair                                                       Old side chair with metal arns
Mark Weeden         1936     Mahogany Desk
Mark Weeden         1957     Display Phone              Toshiba                               Not Taking
Mark Weeden         1958     Display Phone              Toshiba
Mark Weeden         2626     AMPTron CS 19
Mark Weeden         3376     Intel Pentium III 550      Eng Specs
Mark Weeden         3434     Intel Pentium III 550      Eng Specs
Mark Weeden         3435     OptiQuest 19" Monitor      Q95                  9L00808499       Does not have
Mark Weeden         3700     Bookcase Wooden
Mark Weeden         4749     Hon Swivel Chair                     7803
Mark Weeden         2603     AMD K6-2 450 PC
Mark Weeden                  Whiteboard                 4x6
Mark Weeden                  OmniQube Switchbox
Nathaniel Monson    1942     Mahogany Desk
Nathaniel Monson    1966     Display Phone              Toshiba
Nathaniel Monson    2941     Intel Pentium III 450      Eng Specs
Nathaniel Monson    2942     KDS 19" Monitor            VS-195E              1282099293
Nathaniel Monson    3086     Chair with rollers
Nathaniel Monson    3554     Dell Poweredge Server      2400 Server
Nathaniel Monson    3555     Dell 15" monitor           MX-06204T                             Included with server
Nathaniel Monson    1941     Bookshelf Wooden
Scott Winn          1911     Mahogany Desk
Scott Winn          1912     Mahogany Bookcase
Scott Winn          3300     AMD K6-2 450 PC            Reg Spec
Scott Winn          3301     KDS 19" Monitor            VS-195E              1092044362
Scott Winn          3452     OptiQuest 19" Monitor      Q95                  9L95107366
Scott Winn          5560     Display Phone              Toshiba
Scott Winn          4714     Hon Swivel Chair                     7808
Scott Winn                   Whiteboard                 3x5
Tim Christensen     1901     Mahogany Desk
Tim Christensen     2931     AMD K6-2 450 PC            Reg Spec
Tim Christensen     2937     KDS 19" Monitor            VS-195E              992034429
Tim Christensen     3282     Hon Swivel Chair           7808BPT
Tim Christensen     3701     Bookcase Wooden
Tim Christensen     5572     Display Phone              Toshiba
Tom Lonni           1916     Mahogany Desk
Tom Lonni           3359     IBM Thinkpad 600E          2645-5BU             78-DFHL2
Tom Lonni           3361     KDS 19" Monitor            VS-195E              992037286
Tom Lonni           4715     Hon Swivel Chair                     7808
Tom Lonni           2443     Cabinet With Bookshelf
Tom Lonni           5555     Display Phone              Toshiba
Tom Lonni                    Side Chair                                                       Older Side Chair
Tom Lonni                    Side Chair                                                       Older Side Chair
Tom Lonni                    Whiteboard                 3X4
Group                        10 Floor mats
Group                        11 Waste Baskets
                                                                             Total

                                    EXHIBIT B


                             ELM Business Operations


ELM BUSINESS DESCRIPTION

        Ebiz plans, through a division or wholly-owned subsidiary which Ebiz intends to name "partnerAxis," to build a profit and margin generating infrastructure for partnerAxis and its partners by providing an electronic Linux marketplace for seekers and providers of Linux based solutions. partnerAxis calls this the Electronic Linux Marketplace
        (ELM).

        The ELM is a unique virtual community specifically designed to attract users, visionary manufacturers, and electronic Solution Providers (eSPs) by providing the knowledge and opportunities they need to propel Linux solutions (or any other innovation) across what is commonly known in the information technology community as the Technology Adoption Life Cycle `chasm', by combining features and functionality of e-Tailers, e-Channels and Portals.

ELM BENEFITS

        The ELM will provide the following benefits for the users below:

        - Manufacturers - A quick, inexpensive, and effective method to launch technical products into niche-specific markets in advance of general market acceptance. Manufacturers gain direct access to an established Linux channel at a lower cost than what they would have to invest to build a channel themselves.

        - eSPs - The ELM re-establishes the value of the eSP as technical specialists by including them in the sales process of the Internet economy. It provides them with credit on product sales and service leads and with the strategic partnerships, specialized knowledge and innovative products and services they need to identify and meet their customers' needs.

        - End Users - The ELM provides end users with the ability to easily find solutions, products, services and information in one location. It is a comprehensive repository of knowledge and products in the Linux marketplace.

        - partnerAxis - A significant revenue opportunity and a way to build and strengthen our own channel and construct a vendor-neutral marketplace focused specifically on gaining general market acceptance for our products.

REVENUE OPPORTUNITY

        partnerAxis brokers shelf space in the ELM to Manufacturers. This shelf-space, in the form of Knowledge Points, provides the manufacturers the opportunity to showcase their products, services, and solutions and communicate with the channel.

        A Knowledge Point is an information exchange point whereby seekers and providers of Linux solutions gain knowledge and information to make intelligent decisions that meet their needs.

        partnerAxis currently intends to charge each customer $0.50 per Knowledge Point per eSP per month. For example, if has 3,000 eSPs in its database and 150 manufacturers choose to purchase 2 Knowledge Points each, partnerAxis would receive monthly revenue $450,000 (3,000 eSPs * 150 manu. * 2 KPs * $0.50).

        In addition to direct revenue from Knowledge Points, partnerAxis will evaluate the possibility of obtaining additional revenue via web advertising, eSP subscriptions, and on demand, customized services for those who need assistance in building their own Linux channel.

COMPETITIVE ADVANTAGES

        Traditional Internet businesses can be classified based on one of three Internet business models: e-Channels, Portals or e-Tailers. e-Channels are proprietary business networks setup by manufacturers to support their channel. Portals are virtual communities that derive most of their revenue from advertising, and e-Tailers are primarily Internet storefronts that rely on revenue from direct product sales, which exclude the channel.

        The Electronic Linux Marketplace is uniquely positioned because it combines and extends features and functionality from all three of these business models. It is a virtual community designed to embrace new technology by creating a public business network that includes the channel at the center of the sales process. Furthermore, it derives revenue by brokering manufacturers' product and service information, which makes it immune to the emerging trend of product margins approaching zero.

                                                                      EXHIBIT C


                            USE RESTRICTION AGREEMENT


        This Use Restriction Agreement (the "Agreement") is made and entered into as of the 15th day of September, 2000 by and between Ebiz Enterprises, Inc., a Nevada corporation ("Ebiz"), and Caldera Systems, Inc., a Delaware corporation, ("Caldera Systems").

        WHEREAS, Caldera Systems has developed a marketing and distribution concept called Electronic Linux Marketplace ("ELM"); and

        WHEREAS, Ebiz and Caldera Systems have entered into a Purchase and Sale Agreement of even date herewith (the "Purchase and Sale Agreement") pursuant to which Ebiz is acquiring from Caldera Systems intellectual property and other assets comprising Caldera Systems' ELM; and

        WHEREAS, pursuant to Section 1.2 of the Purchase and Sale Agreement, Caldera Systems is investing $3,000,000 in Ebiz through the purchase of 3,000,000 shares of the common stock of Ebiz at a purchase price of $1.00 per share on the condition that the proceeds of Caldera Systems' $3,000,000 investment (the "Caldera Investment") be used solely for development of a viable ELM business in Ebiz; and

        WHEREAS, Caldera Systems and Ebiz have agreed that the Caldera Investment will be held in a separate account from which Ebiz may withdraw funds solely for the purpose of developing and implementing ELM.

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Purchase and Sale Agreement, the parties hereto agree as follows:

1. ESTABLISHMENT OF ACCOUNT

        On or before the Closing Date (as defined in the Purchase and Sale Agreement), Ebiz shall open and establish an interest-bearing checking account (the "Account") at CitiBank (the "Bank"). The Account shall be established in the name of Ebiz and shall be owned by Ebiz. Distributions, payments and expenditures from the Account shall be restricted, however, as provided in
Section 3 below.

2. Deposit to Account

        Pursuant to Section 1.2 of the Purchase and Sale Agreement, Caldera Systems shall deliver by wire transfer the Caldera Investment of $3,000,000 into the Account on the Closing Date. Except with the written consent of Caldera Systems, Ebiz shall not deposit any other funds in the Account.

3. Disbursements From Account

        (a) Funds held in the Account shall be applied by Ebiz solely for the purpose of funding the development, implementation and operation of ELM as a viable business operation of Ebiz and shall be used for no other purpose. Notwithstanding the foregoing, all interest earned on funds in the Account shall belong to and may be withdrawn by Ebiz in its sole discretion.

        (b) To assure compliance with Section 3(a) above, no distribution, disbursements or payments from the Account shall be made except for those budgeted items and amounts that have been pre-approved in writing by Caldera Systems, acting through a designated representative of Caldera Systems (the "Caldera Representative"), as provided in Sections 3(d) below. The initial Caldera Representative shall be _____________________. Caldera Systems shall have the right to remove and replace any Caldera Representative and to designate one or more other persons as the Caldera Representative at any time upon written notice to Ebiz

        (c) Within five (5) business days after the Closing Date (as defined in the Purchase and Sale Agreement), Ebiz shall provide Caldera Systems with an initial budget (the "Initial Budget") of the costs and expenses it expects to incur during the remainder of September 2000 and all of October 2000 in developing, implementing and operating ELM as a viable business operation of Ebiz. By October 10, 2000 and by the tenth day of each of the successive four months thereafter, Ebiz shall provide Caldera Systems with a One-Month Budget
(a "One-Month Budget") of the costs and expenses it expects to incur during the next calendar month in developing, implementing and operating ELM as a viable business operation of Ebiz. By the tenth day of March 2001 and by the tenth day of each successive third month thereafter, Ebiz shall provide Caldera Systems with a three-month rolling budget (a "Rolling Quarterly Budget") of the costs and expenses it expects to incur during the next calendar quarter in developing, implementing and operating ELM as a viable business operation of Ebiz. The Initial Budget and each One-Month Budget and Rolling Quarterly Budget shall describe in reasonable detail the full nature and extent of the proposed activities, costs and expenses for the applicable budget period, and the relationship of the proposed payments to the development, implementation and operation of ELM. In no event shall the Initial Budget be for an amount in excess of $400,000. In no event shall any One-Month Budget be for an amount in excess of $200,000. In no event shall any Rolling Quarterly Budget be for an amount in excess of $600,000.

        (d) As soon as reasonably practicable following receipt of the Initial Budget and each One-Month Budget and Rolling Quarterly Budget, Caldera Systems shall either (i) consent to the proposed budget and cause a Caldera Representative to submit written approval of the proposed budget to Ebiz, or
(ii) request from Ebiz such additional information regarding the proposed budget as Caldera Systems determines in good faith is necessary to verify that the items in the proposed budget are for valid purposes in developing, implementing and operating ELM as a viable business operation of Ebiz. If Caldera Systems requests such additional information, Caldera Systems may withhold its consent and written approval to the proposed budget until such additional information, satisfactory to Caldera Systems acting in good faith, is provided by Ebiz. Caldera Systems shall not unreasonably withhold or delay its consent and written approval of any proposed budget. In no event shall the Initial Budget be approved by Caldera Systems for an amount in excess of $400,000. In no event shall any One-Month Budget be approved by Caldera Systems for an amount in excess of

$200,000. In no event shall any Rolling Quarterly Budget be approved by Caldera Systems for an amount in excess of $600,000. No consent by Caldera Systems to any proposed budget shall operate as a waiver of any breach by Ebiz of Section 3(a) of this Agreement.

        (e) Ebiz shall provide to Caldera Systems, at the same time that it submits each rolling updated budget, a report (a "Report") describing in reasonable detail the full nature and extent of all activities undertaken in developing and implementing ELM and all disbursements, distributions or payments made from the Account during the prior budget period. Each Report shall specify in detail the activities undertaken, the purpose or purposes of the disbursements, distributions and payments, the names of the payees, the amounts paid to each such payee, the date or dates any costs or expenses were incurred, and the relationship of the disbursements, distributions and payments to the development and implementation of ELM.

4. Transfer/Closing of Account

        Except with the prior written consent of Caldera Systems, Ebiz shall not terminate, transfer, pledge, assign, encumber or otherwise transfer or close the Account prior to the disbursement of all funds contained therein.

5. Account Statements

        Ebiz shall provide to Caldera Systems copies of all bank statements, documentation, and correspondence with the Bank relating to the Account as soon as reasonably practicable after the receipt of such items by Ebiz. Ebiz shall take such actions as are necessary to authorize Caldera Systems to receive directly from the Bank such information regarding the Account as Caldera Systems may reasonably request.

6. Miscellaneous

        (1) All taxes on earnings of the Account shall be payable by Ebiz and any customary bank charges with respect to the Account shall be charged against the account unless otherwise paid by Ebiz.

        (2) No amendment to this Agreement may be made without the written consent of all the parties hereto and no covenant or other provision hereof may be waived otherwise than by a written instrument signed by the party or parties so waiving such covenant or other provision. No course of dealing between or among the parties hereto and no delay on the part of any party hereto in exercising any rights hereunder shall operate a waiver of those rights.

        (3) This Agreement shall be deemed to be a contract made under, and shall be construed in accordance with, the laws of the State of Utah, as applied to agreements among Utah residents entered into and to be performed entirely within Utah, without giving effect to conflict of law principles. Each party hereby expressly submits itself to the exclusive, personal jurisdiction of the courts situated in the State of Utah with respect to any and all claims, demands and/or causes of action asserted or filed by any party in any way relating to, arising out of, this Agreement or the subject matter hereof.

        (4) This Agreement and the Purchase and Sale Agreement constitute the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof.

        (5) Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto whether respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

        (6) Unless otherwise provided, all notices and other communications required or permitted under this Agreement shall be made as provided in Section
7.9 of the Purchase and Sale Agreement. All notices and communications to the Caldera Representative shall be made to his or her attention at Caldera Systems.

        (7) If any action at law or inequity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to be reimbursed by the non-prevailing party for reasonable attorneys= fees, costs and disbursements, in addition to any other relief to which such party may be entitled.

        (h) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. This Agreement may be executed by facsimile signatures, each of which will be deemed an original.

        IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered by the proper and duly authorized officers as of the day and year first above written.




                                       EBIZ ENTERPRISES, INC.,
                                       A NEVADA CORPORATION


                                       By:
                                          ------------------------------------
                                       Its:
                                            ----------------------------------


                                       CALDERA SYSTEMS, INC.,
                                       A DELAWARE CORPORATION


                                       By:
                                          ------------------------------------
                                       Its:
                                            ----------------------------------

                                                                      EXHIBIT D



                            INVESTOR RIGHTS AGREEMENT


        THIS INVESTOR RIGHTS AGREEMENT (the "Agreement"), dated the 15th day of September, 2000, by and between Ebiz Enterprises, Inc., a Nevada corporation (the "Company"), and Caldera Systems, Inc., a Delaware corporation (the "Holder").

                                   WITNESSETH

        WHEREAS, concurrently with the execution of this Agreement, the Company and the Holder have entered into a Purchase and Sale Agreement (the "Purchase Agreement") pursuant to the terms of which the Company has agreed to issue certain shares of its common stock (as more particularly defined herein, the "Shares"), to the Holder; and

        WHEREAS, as a condition to the effectiveness of the obligations of the Company and the Holder pursuant to the Purchase Agreement, the Company and the Holder have agreed to enter into this Agreement.

        NOW, THEREFORE, the parties hereto agree as follows:

                1. Definitions. For purposes of this Agreement, the following terms shall have the following respective meanings:

                        a. "Commission" shall mean the United States Securities
                and Exchange Commission or any other Federal agency at the time administering the Securities Act.

                        b. The terms "register", "registered" and "registration"
                refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document by the Commission.

                        c. The term "Registrable Stock" means all Shares that
                are issued or to be issued to the Holder pursuant to the terms of the Purchase Agreement and any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to or in exchange for or in replacement of, such Shares or any preferred stock of the Company granted to the Holder pursuant to the terms of this Agreement or the Purchase Agreement; provided, however, that shares of Registrable Stock shall cease to be Registrable Stock if they are sold or transferred pursuant to a registered public offering or other transaction which does not result in restrictions on resale being imposed on the transfer by virtue of Federal or state securities laws.

                        d. "Common Stock" means the common stock of the Company.

                        e. "Securities Act" shall mean the United States
                Securities Act of 1933, as amended, or any successor or other similar Federal statute, and the rules and regulations of the Commission thereunder and the forms prescribed thereby, all as the same shall be in effect at the time. "Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended, or any successor or other similar Federal statute, and the rules and regulations of the Commission thereunder and the forms prescribed thereby, all as the same shall be in effect at the time.

                           f. "Shares" means all the shares of Common Stock or
                  other shares of capital stock of the Company which are issued or to be issued to the Holder pursuant to the terms of the Purchase Agreement or this Agreement.

                2. Representations and Warranties, etc.

                        a. The Holder hereby represents and warrants to, and
                covenants with, the Company that:

                                (i) The Holder will not sell, transfer or
                        otherwise dispose of the Shares, except upon the conditions specified herein, which conditions are intended to ensure compliance with the provisions of the Securities Act.

                                (ii) The Holder understands and agrees with the
                        Company that, except as set forth in and subject to the provisions of this Agreement:

                                        (A) The Company is under no obligation
                                to register the sale, transfer or other
                                disposition of the Shares or to take any other action necessary in order to make an exemption from registration available to the Holder, except to remain current in its reporting obligations under the Exchange Act (if applicable).

                                        (B) Stop transfer instructions will be
                                given to the transfer agent with respect to the Shares.

                                (iii) The Holder acknowledges that the
                        certificates representing the Shares, and any substitutions or replacements thereof, shall bear a legend in substantially the following form:

                        THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED PURSUANT TO THE SECURITIES ACT OF 1933, (THE "ACT") AND HAVE BEEN TAKEN FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO THE DISTRIBUTION THEREOF, AND SUCH SECURITIES OR ANY INTEREST THEREIN MAY NOT BE SOLD OR OFFERED FOR SALE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT, OR (B) PURSUANT TO AN AVAILABLE EXEMPTION.

                        b. Certain Other Matters. It is understood and agreed
                that the stop transfer instructions referred to above will be removed as to a particular Share or block of Shares if (i) a distribution by the Holder of such Shares has been registered under the Securities Act or (ii) permitted under the provisions of Rule 144(k) promulgated under the Securities Act (as then in effect). The Company hereby agrees to remain current in its reporting requirements under the Exchange Act (if applicable). The Company agrees, upon the request of the Holder, to make available to the Holder and to any prospective transferee of the Registrable Shares of the Holder, information concerning the Company described in Rule 144A(d)(4) of the Securities Act.

        3. Demand Registration.

                a. Upon the written request of the Holder, the Holder may request that the Company effect the registration on Form S-1 or Form S-2 of all or part of its Registrable Stock under the Securities Act (provided that the number of Shares to be included in such registration is at least $1,000,000 in then current market value of such Shares) and in such request, the Holder shall state the then intended method of disposition by the Holder. The Company shall as soon as possible use diligent best efforts to prepare and file with the Commission a registration statement and such other documents, including an amended or supplemented prospectus, as may be necessary to permit a public offering and sale of such Registrable Stock in the United States in compliance with the provisions of the Securities Act, all to the extent required to permit the disposition (in accordance with the intended methods thereof as aforesaid) by the Holder of the Registrable Stock to be so registered. If such sale of Registrable Stock is to be pursuant to an underwritten public offering, the underwriter shall be selected by the Holder. The Company shall only be required to effect two registrations pursuant to this Section 3.

                b. The Company shall not be required to effect any registration under Section 3(a): (i) prior to six months following the date of this Agreement; or (ii) (A) within nine months after the completion of any public offering of its securities pursuant to which the Holder was afforded the right to register as many shares of its Registrable Stock as requested or (B) within six months after any other public offering by the Company.

                c. The Company shall have the right to include in a registration statement or post-effective amendment to a registration statement filed pursuant to this Section 3 other securities of the Company then proposed to be distributed, except that, to the extent consistent with the rights of other holders of the Company's securities, if and to the extent that the underwriter or underwriters acting in connection with any public offering pursuant to such registration statement reasonably determine that the inclusion of any such other securities may substantially prejudice or hinder the offering of Registrable Stock, the number of such other securities shall be reduced or eliminated prior to any reduction in the number of shares of Registrable Stock to be so registered and offered.

                d. If, at any time prior to the effectiveness of the registration statement filed in connection with such registration, the Company furnishes to the Holder a certificate signed by the President that in the good faith judgment of the Board of Directors of the Company it would be seriously detrimental to the Company and its stockholders to effect such registration at such scheduled time and it is therefore essential to defer the filing of such registration statement, the Company may, by delivery of written notice to the Holder, delay the registration of such Registrable Stock for up to 90 days, provided the Company may not use this right more than once in any 12 month period.

        4. Incidental Registration.

                If, at any time, the Company proposes to register shares of Common Stock or securities convertible into or exercisable for Common Stock under the Securities Act (other than pursuant to a registration statement on Form S-4 or S-8 or any successor form, or filed in connection with an exchange offer or an offering of securities solely to the existing shareholders or employees of the Company), whether for sale for its own account or for the account of any other person holding registration rights with respect to the securities of the Company, then the Company shall give written notice of such proposed registration to the Holder at least thirty days before the anticipated filing date of such registration statement which notice shall describe the material terms of the proposed registration, and such notice shall offer the Holder the opportunity to register such number of shares of Registrable Stock as the Holder may request. As promptly as practicable (but no later than 15 days) after the provision of such notice, the Holder shall so notify the Company, and the Company shall use diligent best efforts to cause the managing underwriter or underwriters of any proposed underwritten offering pursuant to such registration statement to permit such to include such Registrable Stock in such offering on the same terms and conditions as any similar securities of the Company included therein; provided, however, that if the managing underwriter or underwriters of any such public offering delivers an opinion to the Holder that the total amount of Registrable Stock which the Holder proposes to include in the offering when added to the securities being sold by the Company and any other persons or entities, in any such public offering, is such as to materially and adversely affect the success of any such public offering, then the amount of Registrable Stock to be offered for the account of the Holder proposed to be included in any such public offering shall be reduced or limited to the extent necessary to reduce the total amount of Registrable Stock to be included in any such public offering to the amount recommended by such managing underwriter, provided, no such reduction may reduce the amount of Registrable Stock being sold by the Holder to less than the lesser of: (i) twenty percent (20%) of the shares being sold in such offering by entities other than the Company or entities exercising demand registration rights; or (ii) the number of Shares requested to be registered by the Holder. If the Holder disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the managing underwriter. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration, and shall not be transferred in a public distribution prior to ninety (90) days after the effective date of the registration statement relating thereto. Notwithstanding the foregoing, if, at any time after giving written notice of its intention to register Common Stock or other securities convertible into or exercisable for Common Stock and prior to the effectiveness of the registration statement filed in connection with such registration, the Company determines for any reason either not to effect such registration or to delay such registration, the Company may, at its election, by delivery of written notice to the Holder, (i) in the case of a determination not to effect registration, relieve itself of its obligations to register any Registrable Stock in connection with such registration, or (ii) in the case of a determination to delay such registration, delay the registration of such Registrable Stock for the same period as the delay in the registration of such other shares of Common Stock or other securities convertible into or exercisable for Common Stock. The Company agrees that it shall not grant incidental or "piggyback" registration rights superior to those held by the Holder, without the consent of the Holder.

        5. Registration on Form S-3; Termination.

                a. If the Holder requests that the Company file a registration statement on Form S-3 (or any successor form to Form S-3) for a public offering of shares of the Registrable Stock, the reasonably anticipated aggregate offering price to the public of which, net of underwriting discounts and commissions would exceed $500,000, and the Company is a registrant entitled to use Form S-3 to register the Registrable Stock for such an offering, the Company shall use diligent best efforts to cause such Registrable Stock to be registered for the offering on such form; provided, however, that the Company shall not be required to effect more than one (1) registration pursuant to this Section 5 in any twelve (12) month period. The Company will as soon as possible use its diligent best efforts to effect such registration (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualification under applicable blue sky or other state securities laws and appropriate compliance with applicable regulations issued under the Securities Act and any other governmental requirements or regulations) as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Registrable Stock as are specified in such request. The substantive provisions of Section 6 shall be applicable to each registration initiated under this Section 5.

                b. Notwithstanding the foregoing, the Company shall not be obligated to take any action pursuant to Section 5(a) (i) not permitted by the Commission; (ii) in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act; (iii) during the period starting with the date sixty (60) days prior to the filing of, and ending on the earlier of (x) one year after the date sixty (60) days prior to the Company's date of filing of, or (y) a date six (6) months following the effective date of, a registration statement (other than with respect to a registration statement relating to a Rule 145 transaction, an offering solely to employees or any other registration which is not appropriate for the registration of Registrable Securities), provided that the Company is actively employing diligent best efforts to cause such registration statement to become effective; or (iv) if the Company shall furnish to the Holder a certificate signed by the President of the Company stating that, in the good faith judgment of the Company=s Board of Directors, it would be seriously detrimental to the Company or its shareholders for a registration statement to be filed in the near future, then the Company's obligation to use diligent best efforts to file a registration statement shall be deferred for a period not to exceed sixty (60) days after the receipt of the request to file such registration by the Holder provided, that the Company may not use this right more than once in any 12 month period.

                c. The Holder's rights pursuant to Sections 3, 4 and 5 above shall expire (a) on the date when all of the Registrable Securities held by such Holder may be sold in a single ninety (90) day period pursuant to Rule 144 under the 1933 Act; or (b) upon the date that is seven years after the effective date of this Agreement.

        6. Obligations of the Company. Whenever required under this Agreement to effect the registration of any Registrable Stock, the Company shall, as expeditiously as is possible:

                a. Prepare and file with the Commission a registration statement or post-effective amendment with respect to such Registrable Stock that complies with the requirements of the Securities Act and use its diligent best efforts to cause such registration statement or post-effective amendment to become and, during the distribution of such Registrable Stock, to remain effective; provided, however, that such registration statement or post-effective amendment shall not be required to remain effective for a period of more than twelve months.

                b. Prepare and file with the Commission such amendments and supplements to such registration statement and prospectus used in connection with such registration statement and any and all such documents as may be necessary to keep such registration statement effective during the distribution of such Registrable Stock (subject to the proviso in subsection (a) above) and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement or post-effective amendment thereto and to cause such registration statement to become and remain (subject to the proviso in subsection (a) above) effective under the Securities Act.

                c. Furnish to the Holder such numbers of copies of such registration statement and the form of prospectus included therein and any amendments or supplements thereto, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as the Holder may reasonably request in order to facilitate the disposition of Registrable Stock owned by the Holder thereof in compliance with all applicable laws and regulations.

                d. Use its best efforts to (i) register and qualify the Registrable Stock covered by such registration statement under such other securities or blue sky or other similar laws of such jurisdictions as shall be reasonably requested by the Holder, and (ii) to keep such registration or qualification effective during the distribution of such securities (subject to the proviso in subsection (a) above); and do any and all other acts and things necessary or desirable to enable the Holder to consummate the disposition of the Registrable Stock; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions. Anything in this Agreement to the contrary notwithstanding with respect to the bearing of expenses, if any jurisdiction in which the securities shall be qualified shall require that expenses incurred in connection with the qualification of the securities in that jurisdiction be borne by selling shareholders, then such expenses shall be payable by the Holder of Registrable Stock to the extent required by such jurisdiction.

                e. In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement with respect to such offering, in usual and customary form, with the managing underwriter of such offering. The Holder shall also enter into and perform its respective obligations under such an agreement.

                f. Notify the Holder during any period that a prospectus relating to Registrable Stock covered by such registration statement is required to be delivered under the Securities Act of the happening of any event or the existence of any circumstances as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

                g. Furnish to the Holder, on the date that shares of Registrable Stock are delivered to the underwriters for sale in connection with a registration pursuant to this Agreement, if such securities are being sold by or through underwriters, or, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holder and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, and to the Holder.

        7. Furnish Information. The Holder shall furnish to the Company such reasonable information regarding the Holder, the Registrable Stock, and the intended method of disposition of such securities as shall be reasonably requested by the Company to effect the registration of Registrable Stock as to which the Holder has requested registration.

        8. Expenses of Registration. All expenses incident to the Company's performance of or compliance with this Agreement including, without limitation, all registration and filing fees, fees and expenses of complying with the state securities or blue sky laws, printing expenses, listing fees, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents, registrars and depositories, and fees and disbursements of counsel for the Company and of independent public accountants (including the expense of any special audit), but excluding underwriting commissions and discounts of any such underwriter and the fees and disbursements of counsel for the Holder, shall be borne by the Company. The Holder shall bear all underwriting commissions and discounts incurred in connection with any offering of Registrable Stock with respect to a registration pursuant to this Agreement, as well as its fees and disbursements of counsel if the Holder has counsel separate from counsel for the Company.

        9. Indemnification and Contribution. In the event any shares of Registrable Stock are included in a registration statement under Sections 3, 4, and 5 hereof:

                a. To the extent permitted by law, the Company will indemnify and hold harmless the Holder, each of its directors and officers and any underwriter (to the extent provided in any underwriting agreement), any other person or entity selling Registrable stock in such registration statement, and each director and officer of, any person, if any, who controls the Holder or any such underwriter or such other person or entity within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, liabilities (joint or several) or expenses (including legal fees) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any federal or state securities or other similar law or any rule or regulations promulgated under the Securities Act, the Exchange Act or any federal or state securities or other similar law; provided, however, that the indemnity agreement contained in this subsection shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable to the Holder or any other person described above as an indemnitee in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by, or which results from the bad faith or gross negligence of, the Holder, any underwriter for the Company or controlling person of the Holder.

                b. To the extent permitted by law, the Holder will indemnify and hold harmless the Company, each of its directors, and its officers, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter (to the extent provided in any underwriting agreement), any other person or entity selling securities in such registration statement, and each director and officer of, any person, if any, who controls such underwriter or such other person or entity, against any losses, claims, damages, liabilities (joint or several) or expenses (including legal fees) to which the Company or any such director, officer, controlling person, or underwriter or controlling person, or such other person or entity or director, officer or controlling person may become subject, under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by the Holder expressly for use and used in any such registration statement, and in connection with such registration of securities of the Holder pursuant to this Agreement or results from the bad faith or gross negligence of the Holder, or any underwriter for the Holder in connection with any such registration; provided, however, that the indemnity agreement contained in this subsection (b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld, and provided further, that the obligations of the Holder shall be limited to an amount equal to the proceeds to the Holder of the Registrable Stock sold in connection with such registration.

                c. Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action (including any governmental action), such indemnified party will deliver to each indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel mutually satisfactory to the parties. An indemnified party shall have the right to retain its own counsel; however, the fees and expenses of such counsel shall be borne by such indemnified party, unless representation of such indemnified party by the indemnifying party's counsel would be inappropriate due to actual or potential conflicts of interest. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section.

                d. If an indemnification event shall occur that is indemnifiable under subsections (a) and (b) of this Section, and both the Company and the Holder have indemnifiable liability therefore, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of any losses, claims, damages, liabilities or expenses (including legal fees) or actions in such proportion as is appropriate to reflect the relative fault of the Company, on the one hand, and the Holder, on the other, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses or actions as well as any other relevant equitable considerations, including the failure to give the notice required under such subsections. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact relates to information supplied by the Company on the one hand, or the Holder, on the other hand, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Holder agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation or by any other method of allocation which did not take account of the equitable considerations referred to above in this subsection. No person guilty of fraudulent misrepresentations (within the meaning of Section 11(f) of the Securities Act), shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.

                e. The obligations of the Company and the Holder or Holders of Registrable Stock under this Section shall survive the completion of any offering of Registrable Stock in a registration statement under this Agreement.

        10. Successors and Assigns. The registration rights provided herein may be transferred by the Holder, provided that (a) the Company is given written notice thereof, (b) the transfer (i) is in connection with a transfer of all securities of the Company held by the Holder, or (ii) involves a transfer of at least 200,000 shares of Registrable Stock (as appropriately adjusted for stock splits and the like), or (iii) is to constituent partners or shareholders of the Holder who agree to act through a single representative and
(c) the transferee enters into a counterpart of this Agreement and agrees to be bound by the provisions hereof. This Agreement shall inure to the benefit of and be enforceable at any time and from time to time by any Holder or Holders of any Registrable Stock, whether so expressed in this Agreement or not, provided that the termination of registration rights in respect of any shares of Registrable Stock by reason of the terms of this Agreement shall be binding upon any transferee of such shares, and, in the event such termination applies to only a portion of the shares of Registrable Stock at the time held by any Holder thereof, in the absence of contrary agreement between the Holder and any transferee of such shares, upon the transfer of less than all of the shares by the Holder after such termination, such termination shall apply pro rata to the shares so transferred and the shares retained by the Holder, or any subsequent transferee. Upon the request of any the Holder, the Company will confirm in writing to any transferee of the Holder's Registrable Stock the Company's continuing obligation to afford such transferee the benefits of the Company's covenants contained in this Agreement, but no failure of the Company to confirm such obligations shall in any way impair such transferee's rights under this Agreement.

        11. Amendments and Waivers. This Agreement may be amended, and the Company may take any action herein prohibited or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent of each Holder to such amendment, action or omission to act. Any amendment to this Agreement shall be in writing signed by all the parties hereto.

        12. Nominees for Beneficial Owners. In the event that any Registrable Stock is held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election, be treated as the Holder of such Registrable Stock for purposes of any request or other action by the Holder pursuant to this Investor Rights Agreement. If the beneficial owner of any Registrable Stock elects to be treated as the Holder for such purposes, the Company may require assurances reasonably satisfactory to it of such owner's beneficial ownership of such Registrable Stock.

        13. Right to Participate in Certain Sales of Additional Securities.

                (a) The Company agrees that it will not sell or issue any shares of capital stock of the Company, or other securities convertible into or exchangeable for capital stock of the Company, or options, warrants or rights carrying any rights to purchase capital stock of the Company (the "Offered Securities") unless the Company first submits written notice (the "Preemptive Rights Notice") to the Holder identifying the terms of the proposed sale (including price, number or aggregate principal amount of securities and all other material terms), and offers to the Holder the opportunity to purchase its Pro Rata Allotment (as hereinafter defined) of the securities on terms and conditions, including price, not less favorable than those on which the Company proposes to sell such securities to a third party or parties. The Company's offer to the Holder shall remain open and irrevocable for a period of thirty (30) days during which time the Holder may accept such offer by written notice to the Company setting forth the maximum number of shares or other securities to be purchased by the Holder. Any securities so offered which are not purchased by the Holder pursuant to such offer may be sold by the Company, but only on the terms and conditions set forth in the initial offer to the Holder at any time within 120 days following the termination of the above-referenced 30-day period. The closing of the sale of the securities to the Holder shall be subject to the closing of the sale of the remaining Offered Securities. For purposes of this Agreement, the Holder's Pro Rata Allotment with respect to Offered Securities shall be equal to the total number of such Offered Securities proposed to be issued by the Company multiplied by a fraction, the numerator of which is the number of Shares (determined on an as-converted basis into the Company's Common Stock) owned by the Holder immediately prior to the issuance of such Offered Securities, and the denominator of which is the total number of Shares of Common Stock outstanding immediately prior to the issuance of such Offered Securities.

                (b) Notwithstanding the foregoing, the right to purchase shall be inapplicable with respect to any issuance or proposed issuance by the Company of (i) shares of Common Stock issued to officers, directors, employees or consultants of the Company pursuant to any Company incentive plan or upon the exercise of options or other rights issued to such officers, directors, employees or consultants pursuant to any Company incentive plan or any successor plan thereto, (ii) Common Stock issued upon conversion of any preferred stock or convertible debentures issued by the Company, and existing as of the date of this Agreement,
        (iii) securities as a result of any stock split, stock dividend, reclassification or reorganization of the Company's stock, and (iv) Common Stock issued upon conversion of any options or warrants existing as of the date of this Agreement.

                (c) The rights of the Holder set forth in this Section 13 are transferable to each transferee of Shares of capital stock of the Company hereunder. Each such subsequent holder of such Shares must consent in writing to be bound by the terms and conditions of this Agreement in order to acquire the rights granted hereunder.

14. Information and Protective Covenants.

                (a) The Company will maintain a comparative system of accounts in accordance with generally accepted accounting principles, keep full and complete financial records and furnish to the Holder the following reports: (i) within 120 days after the end of each fiscal year, a copy of the consolidated balance sheet of the Company as at the end of such year, together with a consolidated statement of income and retained earnings of the Company for such year, audited and certified by independent public accountants of recognized national standing reasonably satisfactory to the Holder, prepared in accordance with generally accepted accounting principles consistently applied; (ii) within 45 days after the end of each quarter commencing with the quarter ending December 31, 2000, a consolidated unaudited balance sheet of the Company as at the end of such quarter and a consolidated unaudited statement of income and retained earnings for the Company for such quarter and for the year to date; (iii) within 30 days after the end of each month commencing with the month ending October 31, 2000, a consolidated unaudited balance sheet of the Company as at the end of such month and an unaudited statement of income and retained earnings for the Company for such month and for the year to date, each of the foregoing balance sheets and statements of income and retained earnings to set forth in comparative form the corresponding figures for the prior fiscal period and the fiscal year end budget and to include a brief written discussion and analysis by management of such annual financial statements; and (iv) such other financial information as the Holder may reasonably request, including, without limitation, certificates of the principal financial officer of the Company concerning compliance with the covenants of the Company under this Section 14.

                (b) All transactions by and between the Company and any officer, employee, director or stockholder of the Company or persons controlling, controlled by, under common control with or otherwise affiliated with such officer, employee, director or stockholder shall be conducted on an arm's-length basis, and shall be on terms and conditions no less favorable to the Company than could be obtained from nonrelated persons.

                (c) The Company shall, upon the written request of the Holder, provide to the Holder and to any prospective institutional transferee of any shares designated by the Holder, such financial and other information as is available to the Company or can be obtained by the Company without material expense and as such Holder may reasonably determine is required to permit such transfer to comply with the requirements of Rule 144A promulgated under the Act.

                (d) The Company will ensure that meetings of the Board of Directors are held at least twice each year at intervals of not more than six months. The Company shall pay such Directors for their reasonable travel and other reasonable expenses incurred in connection with attending such meetings. The Company's Articles of Incorporation and By-Laws will provide for exculpation and indemnification of the directors and limitations on the liability of the directors to the fullest extent permitted under applicable state law.

                (e) The Company will furnish to the Holder, upon reasonable notice, reasonable information regarding its business and, at all reasonable times during the Company's normal business hours and upon reasonable notice and as often as the Holder shall reasonably request, permit any authorized representative designated by the Holder to visit and inspect any of its properties, including its books and records (and to make copies and extracts therefrom), and to discuss their affairs, finances and accounts with their officers.

                (f) The Company agrees that it will not enter into or amend any agreement, contract, commitment or understanding which would restrict or prohibit the exercise by the Holder of any of the Holder's rights under this Agreement or any of the other documents, agreements or instruments contemplated hereunder.

        15. Conversion to Preferred Stock. If, at any time after the date of this Agreement, the Company shall issue any series of preferred stock to any person or entity, then the Holder shall immediately have the right to elect to convert all or any part of its shares of the Company's common stock into shares of preferred stock of the same series and on the same terms and conditions as the Company proposes to issue preferred stock to any other person or entity. The Company shall give the Holder not less than 30 days advance notice prior to the time that it shall issue any preferred stock to any party and the Holders may at any time during such 30-day period elect to convert all or any portion of its Shares into shares of preferred stock upon the terms and conditions which the Company proposes to issue preferred stock to any other person or entity. This right shall be a continuing right in the Holder and shall apply to all future series of preferred shares which the Company proposes to issue so long as the Holder shall own any of the shares issued or to be issued in connection with the Purchase Agreement. For purposes of the conversion, the Holder's shares shall be valued based upon the fair market value of the Company's common stock at the time of the issuance of the preferred stock into which such shares will be converted.

        16. Notices. Notices and other communications under this Agreement shall be in writing and shall be sent by registered mail, postage prepaid, addressed

                a. If to the Holder, at the address shown on the stock or warrant transfer books of the Company unless the Holder has advised the Company in writing of a different address as to which notices shall be sent under this Investor Rights Agreement, and

                b. If to the Company, at 15695 North 83rd Way, Scottsdale, Arizona 85260 to the attention of the President, or to such other address as the Company shall have furnished to each Holder.

                Any such notices of change in address of any Holder or the Company shall be given in accordance with this Agreement.

        17. Miscellaneous.

                a. Entire Agreement. This Agreement, together with the Purchase Agreement and the other agreements and documents contemplated thereby, embodies the entire agreement and understanding between the Company and the other parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, negotiations, correspondence, undertakings, communications and understandings relating to the subject matter hereof.

                b. Governing Law. This Agreement and all questions relating to its validity, interpretation, performance and enforcement shall be construed in accordance with Utah law.

                c. Headings. The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

                d. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, with the same force and effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other parties hereto; provided, however, that the Company's agreement with each of the Holders in this Agreement is a separate agreement and is not contingent upon the execution hereof by other parties. This Agreement may be executed by facsimile signatures, each of which will be deemed an original.

                e. Attorneys' Fees. In the event that any action, suit, litigation, arbitration, or proceeding is brought by any party under this Agreement to enforce or construe any of the terms, the party that prevails by enforcing this Agreement shall be entitled to recover, in addition to all other amounts and relief, its reasonable costs and attorneys' fees incurred in connection with such action, suit, litigation, arbitration, claim or proceeding.

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.



                                       Ebiz Enterprises, Inc.
                                       a Nevada corporation


                                       By:
                                          ------------------------------------
                                          Its:  President

                                       CALDERA SYSTEMS, INC.,
                                       a Delaware corporation


                                       By:
                                          ------------------------------------
                                       Its:
                                            ----------------------------------

                                                                      EXHIBIT E


                     SHAREHOLDER VOTING AGREEMENT AND PROXY

        Reference is made to that certain Purchase and Sale Agreement of even date herewith (the "Purchase Agreement") by and between Ebiz Enterprises, Inc., a Nevada corporation ("Ebiz"), and Caldera Systems, Inc., a Delaware corporation ("Caldera"), pursuant to which, among other things, Caldera will purchase up to 8,000,000 shares of the common stock of Ebiz.

        In consideration of Ebiz and Caldera entering into the Purchase Agreement and consummating the transactions contemplated therein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the undersigned hereby agree as follows:

        1. Jeffrey I. Rassas and Stephen C. Herman, as the only directors of Ebiz, shall cause the size of Ebiz's board of directors to be increased by one and shall appoint Ransom Love (or such other individual as may be designated by Caldera) to fill such newly-created vacancy and to serve on the board of directors until the next election of directors in accordance with Ebiz's bylaws, or until he sooner dies, resigns or is terminated.

        2. From and after the date hereof, at each regularly scheduled election of directors of Ebiz at which Mr. Love's seat is up for reelection until this agreement is terminated pursuant to Section 4 below (each, an "Election"), each of the undersigned shall vote (or cause to be voted) all Ebiz shares conferring the right to vote held by the undersigned (the "Shares") in favor of Ransom Love (or such other individual as may be designated by Caldera) to serve on the board of directors of Ebiz until his successor has been duly qualified and elected in accordance with Ebiz's bylaws, or until he sooner dies, resigns or is terminated.

        3. For the purpose of voting the Shares with respect to the matters described herein, each of the undersigned hereby appoints, effective as of the closing of the transactions contemplated in the Purchase Agreement, Jeffrey I. Rassas, Stephen C. Herman and Ransom Love each as proxy to vote all Shares registered in the name of the undersigned at a meeting of shareholders or by written consent, with all power possessed by the undersigned, including full power of substitution thereof, for a period ending upon the termination of this Agreement pursuant to Section 4 below, to be irrevocable during such period. This proxy is coupled with an interest. This voting agreement and proxy shall be binding on the undersigned's successors and assigns.

        4. This agreement shall automatically terminate upon the first to occur of: (i) the date that is seven years after the date of this Agreement; or (ii) the date upon which Caldera first owns less than 25% of the shares of Ebiz common stock issued to it pursuant to this Agreement.

                          Signatures on Following Page

         IN WITNESS WHEREOF, each of the undersigned has caused this Shareholder Voting Agreement and Proxy to be executed and delivered as of September 15, 2000.



                                       Caldera Systems, Inc.



                                       By:
                                          ------------------------------------
                                       Name
                                            ----------------------------------
                                       Title
                                            ----------------------------------


                                       Ebiz Enterprises, Inc.


                                       By:
                                          ------------------------------------
                                       Name
                                            ----------------------------------
                                       Title
                                            ----------------------------------


                                       Hayjour Family Limited Partnership


                                       By
                                          ------------------------------------
                                       Name:  Jeffrey I. Rassas
                                       Title:  General Partner

                                       Kona Investments Limited Partnership


                                       By
                                          ------------------------------------
                                          Name:  Stephen C. Herman
                                          Title:  General Partner


                                       ---------------------------------------
                                       Ransom Love



                                       ---------------------------------------
                                       Jeffrey I. Rassas


                                       ---------------------------------------
                                       Stephen C. Herman

                                                 EXHIBIT F

Mark Weeden                     70,000
Nathaniel Monson                42,000
Brian Rasmussen                 65,000
Dean Taylor                    110,000
Tom Lonni                       93,000
Mark Hanks                      52,000
Kevin Wade                      87,000
Scott Winn                      75,000
Jennifer Ledoux                 33,000
Tim Christensen                 55,000
Bryan Standley                  53,000

                                                                      EXHIBIT C

                     SHAREHOLDER VOTING AGREEMENT AND PROXY

        Reference is made to that certain Purchase and Sale Agreement of even date herewith (the "Purchase Agreement") by and between Ebiz Enterprises, Inc., a Nevada corporation ("Ebiz"), and Caldera Systems, Inc., a Delaware corporation ("Caldera"), pursuant to which, among other things, Caldera will purchase up to 8,000,000 shares of the common stock of Ebiz.

        In consideration of Ebiz and Caldera entering into the Purchase Agreement and consummating the transactions contemplated therein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the undersigned hereby agree as follows:

        1. Jeffrey I. Rassas and Stephen C. Herman, as the only directors of Ebiz, shall cause the size of Ebiz's board of directors to be increased by one and shall appoint Ransom Love (or such other individual as may be designated by Caldera) to fill such newly-created vacancy and to serve on the board of directors until the next election of directors in accordance with Ebiz's bylaws, or until he sooner dies, resigns or is terminated.

        2. From and after the date hereof, at each regularly scheduled election of directors of Ebiz at which Mr. Love's seat is up for reelection until this agreement is terminated pursuant to Section 4 below (each, an "Election"), each of the undersigned shall vote (or cause to be voted) all Ebiz shares conferring the right to vote held by the undersigned (the "Shares") in favor of Ransom Love (or such other individual as may be designated by Caldera) to serve on the board of directors of Ebiz until his successor has been duly qualified and elected in accordance with Ebiz's bylaws, or until he sooner dies, resigns or is terminated.

        3. For the purpose of voting the Shares with respect to the matters described herein, each of the undersigned hereby appoints, effective as of the closing of the transactions contemplated in the Purchase Agreement, Jeffrey I. Rassas, Stephen C. Herman and Ransom Love each as proxy to vote all Shares registered in the name of the undersigned at a meeting of shareholders or by written consent, with all power possessed by the undersigned, including full power of substitution thereof, for a period ending upon the termination of this Agreement pursuant to Section 4 below, to be irrevocable during such period. This proxy is coupled with an interest. This voting agreement and proxy shall be binding on the undersigned's successors and assigns.

        4. This agreement shall automatically terminate upon the first to occur of: (i) the date that is seven years after the date of this Agreement; or (ii) the date upon which Caldera first owns less than 25% of the shares of Ebiz common stock issued to it pursuant to this Agreement.

                          Signatures on Following Page

         IN WITNESS WHEREOF, each of the undersigned has caused this Shareholder Voting Agreement and Proxy to be executed and delivered as of September 15, 2000.



                                       Caldera Systems, Inc.


                                       By:    /s/ RANSOM H. LOVE
                                          ------------------------------------
                                       Name:      Ransom H. Love
                                            ----------------------------------
                                       Title:     President & CEO
                                             ---------------------------------


                                       Ebiz Enterprises, Inc.


                                       By:    /s/ JEFFREY I. RASSAS
                                          ------------------------------------
                                       Name:      Jeffrey I. Rassas
                                            ----------------------------------
                                       Title:     CEO/Founder
                                             ---------------------------------


                                       Hayjour Family Limited Partnership


                                       By:    /s/ JEFFREY I. RASSAS
                                          ------------------------------------
                                       Name:      Jeffrey I. Rassas
                                            ----------------------------------
                                       Title:     General Partner
                                             ---------------------------------

                                       Kona Investments Limited Partnership


                                       By:    /s/ STEPHEN C. HERMAN
                                          ------------------------------------
                                       Name:      Stephen C. Herman
                                            ----------------------------------
                                       Title:     General Partner
                                             ---------------------------------

                                       /s/ RANSOM LOVE
                                       ---------------------------------------
                                       Ransom Love

                                       /s/ JEFFREY I. RASSAS
                                       ---------------------------------------
                                       Jeffrey I. Rassas

                                       /s/ STEPHEN C. HERMAN
                                       ---------------------------------------
                                       Stephen C. Herman